UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 4

[X]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended ____________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________ to ____________

Commission file number 0-50971

Blue Earth Refineries Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong SAR, China
(Address of principal executive offices)

Copy of communications to:
Virgil Z. Hlus, Esq.
Clark, Wilson
Barrisiters and Solicitors
Suite 800 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1
Telephone: 604-687-5700
Facsimile: 604-687-6314

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

There were 50,002 Ordinary shares without par value issued and outstanding as at September 30, 2004.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Not Applicable
[  ] YES [  ] NO

Indicate by check mark which financial statement item the registrant has elected to follow.

[  ] ITEM 17    [X] ITEM 18

i

TABLE OF CONTENTS

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in United States dollars (“$&148;) unless otherwise stated. "CAN$” means Canadian dollars and “€” means Euro, the legal tender used by the majority of European Union member states. A "tonne" is one metric ton or 2204.6 pounds. All such financial statements have been prepared in accordance with United States generally accepted accounting principles, except for the financial information for 4025776 Canada Inc., which has been prepared in accordance with Canadian generally accepted accouting principles.

The consolidated financial statements of Blue Earth for the years ended June 30, 2004 and 2003 have been reported on by Peterson Sullivan PLLC, Independent Registered Public Accounting Firm, of 601 Union Street, Suite 2300, Seattle, Washington 98101 USA.

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this registration statement constitutes forward-looking statements. When used in this registration statement, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, changes in project parameters as plans continue to be refined, future prices of cobalt, as well as those factors discussed in the section entitled “Risk Factors”. Although our company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this registration statement speak only as to the date hereof. Our company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this prospectus, the terms “we”, “us”, “our” and “Blue Earth” mean Blue Earth Refineries Inc., unless otherwise indicated.

ITEM 1 - Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The Directors and the senior management of our company as of October 31, 2004 are as follows:

Name	Business Address	Function
Michael J. Smith	8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China	Director, President and Secretary
Shuming Zhao	22 Hankou Road, Nanjing, 210093, China	Director
Dr. Kelvin K. Yao	88 Jie Fang Road, Hangzhou, 310009, China	Director
Dr. Stefan Feuerstein	Charlottenstrasse 59, 10117 Berlin, Germany	Director
Silke Brossmann	Sudetenstrausse 3, 63110 Rodgau Hesse, Germany	Director

B. Advisers

Our legal advisers are Clark, Wilson, Barristers & Solicitors, with a business address at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

C. Auditors

Our auditors are Peterson Sullivan PLLC, Independent Registered Public Accounting Firm, with a business address at 2300 Two Union Square, 601 Union Street, Seattle, Washington 98101 USA.

ITEM 3 - Key Information

A. Selected Financial Data

The following table summarizes selected consolidated financial data for our company prepared in accordance with United States generally accepted accounting principles for the years ended June 30, 2004 and 2003. The information in the table was extracted from the detailed consolidated financial statements and related notes included in this registration statement and should be read in conjunction with such financial statements and with the information appearing under the heading, “Operating and Financial Review and Prospects”.

For the Years Ended June 30
(US dollars, in thousands, except loss per common share)

	2004	2003
Sales of cobalt	$ 5,019	$ 1,048
Sales of power	404	427
Operating loss	(303)	(268)
Loss before provision for income taxes	(477)	(2,555)
Net loss	(477)	(2,555)
Loss per common share (basic and diluted)	(9.54)	(51.10)

As at June 30
(US dollars, in thousands)

	2004	2003
Total assets	$ 55,283	$ 46,928
Total liabilities	3,179	935
Shareholder's equity	52,104	45,993
Common stock	50	50
Additional paid-in capital	55,086	48,498
Retained deficit	(3,032)	(2,555)

B. Capitalization and Indebtedness

Our capital consists of 100,000,000 Ordinary shares without par value and 100,000,000 Class A Preferred shares without par value. As of October 31, 2004, we had 50,002 Ordinary shares and no Preferred shares outstanding. Pursuant to the Plan of Arrangement, we will split the 50,002 Ordinary shares into the same number of shares in the common stock of MFC Bancorp Ltd. on that date which is ten business days following the effective date of this registration statement.

The table below sets forth our total indebtedness in US dollars and capitalization as of June 30, 2004. You should read this table in conjunction with the audited consolidated financial statements and accompanying notes, included in this registration statement. The table below also sets forth our total indebtedness in US dollars and capitalization (actual and pro forma reflecting the Plan of Arrangement) as of September 30, 2004, which information is unaudited, has not been reviewed by our auditors and is subject to change.

As at June 30, 2004
(US dollars, in thousands)

Liabilities
Current, unsecured	$2,479
Long term, unsecured	700

$3,179

Shareholders' Equity
Common stock	$50
Additional paid-in capital	55,086
Deficit	(3,032)

$52,104

As at September 30, 2004 (1)
(Unaudited)
(US dollars, in thousands)

	Historical	Pro Forma (Completion of Arrangement)
Liabilities
Current, unsecured	$2,680	$2,680
Long term, unsecured	734	734

	$3,414	$3,414

Shareholders' Equity
Common stock	$50	$50
Additional paid-in capital	55,086	53,286
Deficit	(1,555)	(1,555)

	$53,581	$51,781(2)

(1)	This financial information is unaudited, has not been reviewed by the Company's auditors and is subject to change.

(2)	Our shareholders' equity will be reduced by approximately $1.8 million as a result of a dividend distributed to our present shareholder.

D. Risk Factors

The information included in this registration statement includes, or is based upon, estimates, projections or other “forward-looking statements.” Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgement regarding the direction of our business, actual results will almost always vary, sometimes significantly, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other “forward-looking statements” involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and could significantly affect actual results in the future, and cause actual results to differ significantly from the results expressed in any such estimates, projections or other “forward-looking statements.” Prospective investors should consider carefully the risk factors set out below.

Risks Associated with Refining

Our subsidiary's cobalt refining operations are subject to market forces beyond our control which could negatively impact the demand for our cobalt or our operational costs, and reduce the economic viability of our operations.

Currently, we earn revenues exclusively from the sale of cobalt that is refined by our subsidiary Kasese Cobalt Company Limited. The marketability of cobalt is affected by numerous factors beyond our control. These factors include government regulations relating to prices, taxes, royalties, allowable production, imports and exports, any of which can increase our operational costs or reduce our refining capacity. In addition, cobalt prices are volatile, and supply and demand for cobalt fluctuates. Consumers, fearing further price increases, tend to increase their purchases in times of rising prices and, anticipating further price decreases, reduce purchases in times of price decline. If the demand for cobalt were to decline, or if we were to incur significantly higher operational and regulatory compliance costs and taxes, our economic viability would deteriorate and the continuation of our business would be threatened.

Our company's revenues are largely dependent upon cobalt prices that are subject to dramatic and unpredictable fluctuations. A significant drop in cobalt prices could threaten our ability to continue operations or lead us to bankruptcy.

The current demand for and supply of cobalt are the fundamental influences on the metal's prices, as are technical trends, currency exchange rates, inflation rates, changes in global economies, political factors and a number of other factors. The supply of cobalt, in turn, consists of a combination of mine production and existing stock held by governments, producers, financial institutions, and consumers. As a result, cobalt prices are subject to dramatic and unpredictable fluctuations. The following table sets forth, for the calendar years indicated, the average annual spot price in US dollars per pound for cobalt cathodes as reported by the US Geological Survey, Mineral Commodities Summaries (unless otherwise indicated):

Calendar Year	Cobalt Average Spot Price (USD/lb)
2004	25.26(1)
2003	9.40
2002	6.91
2001	10.55
2000	15.16
1999	17.02

(1)        The 2004 average weekly price as reported by the Metal Bulletin up until September 30, 2004.

We expect that if Kasese Cobalt Company achieves its targeted refining capacity of 60 tonnes of cobalt cathodes per month, the break-even price will be $9 per pound, and at 55 tonnes per month, the break-even price will be $10 per pound. A drop in cobalt prices below these levels will have an adverse impact on our revenues, and threaten our ability to continue operations or lead us to bankruptcy. For example, due to weak cobalt prices in 2002, the Kasese Cobalt Company refinery was placed on a care and maintenance program under which all cobalt production ceased by September 2002. Operations recommenced approximately one year later when cobalt prices improved significantly.

We may not be able to obtain the required permits to continue our refining operations.

The operations of our subsidiary Kasese Cobalt Company require permits and licences from various governmental authorities. Obtaining such permits is a complex and time consuming process involving numerous agencies. The time involved and success in obtaining such permits is contingent upon many variables not within the control of our company or Kasese Cobalt Company. The failure to obtain such permits or a renewal of such permits could limit or bring to a halt our company's business, operations and future prospects, and could significantly reduce our ability to generate revenues and could lead us into bankruptcy. Currently, we have all operating permits and licenses needed to conduct the business of Kasese Cobalt Company. Some licenses and permits are only issued on an annual or multi-annual basis and these must be re-applied for when expired. Examples of such annual permits are those required for electrical generation, electricity sales, explosive st orage and blasting, manufacturing under bond, and a withholding tax exemption for Kasese Cobalt Company. Examples of multi-year (3-5 years) permits are those required for effluent discharge and water extraction by Kasese Cobalt Company from the Mubuku River.

We have a limited operating history on which to base an evaluation of our business and prospects.

Kasese Cobalt Company's cobalt refining plant has only recently recommenced operation, as it was closed for approximately one year due to weak cobalt prices. Accordingly, we have a limited operating history on which to base an evaluation of our prospects. We have only recently acquired an indirect 49.2% interest in 36569 Yukon Inc. 36569 Yukon's cobalt refining plant has never operated commercially and has no operating history. We have no way to evaluate whether we will be able to operate our business successfully. For the financial year ending 2005, we expect to spend approximately $10 million on operational costs plus maintenance on Kasese Cobalt Company's operations. Although we have no plans to dispose of any of our properties at this time, we recognize that if we are unable to generate significant revenues from refining operations, we will not be able to earn profits or continue operations, and we may have to dispose of our assets among other alt ernatives. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by similar companies at the start-up stage of their business. For example, we need to monitor costs in a highly competitive cobalt commodity marketplace with a fluctuating market price, and we must maintain good labour relations with Kasese Cobalt Company's unionized labour force in a remote location in Uganda, a politically and economically unstable country. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have an adverse effect on our financial condition with severe consequences such as a cessation of operations or bankruptcy.

Our Kasese Cobalt Company refinery may not be able to attain the targeted capacity, which could make us more vulnerable to increases in our costs and other risk factors affecting our financial condition. Failure to achieve our targeted capacity or control our costs could result in a cessation of operations or bankruptcy.

Due to design inadequacy and overly optimistic efficiency rate projections, our Kasese Cobalt Company refinery was not capable of achieving its original designed capacity of 1,000 tonnes per year. The revised capacity of 720 tonnes per year means that our operational costs per tonne has increased proportionately. If we do not achieve our revised capacity level, our unit cost of cobalt will be higher, resulting in a higher break-even price. In such case, we might sell our cobalt at a loss. This, in turn, could require us to once again place the Kasese Cobalt Company refinery on a care and maintenance program for an extended period of time followed by a cessation of operations. If we are unable to achieve our revised targeted capacity, or control our costs, we may never be able to achieve profitability and may ultimately be faced with bankruptcy.

We are subject to environmental protection legislation with which we must comply or suffer sanctions from regulatory authorities. Changes to existing, or the introduction of, new legislation may prove to be too burdensome to permit us to continue business operations.

Our company's cobalt refining activities are subject to laws and regulations controlling not only the refining of cobalt tailings, but also the possible effects of such activities upon the environment. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral refining operations, such as seepage from tailings disposal areas, which could result in environmental pollution. A violation of such legislation may result in the imposition of substantial fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact statements. Environmental legislation is evolving in a manner which generally means stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of existing plant and proposed projects and higher legal and social resp onsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral refining operations. Current and future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the exploitation of Kasese Cobalt Company's pyrite stockpile, the extent of which cannot be predicted. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that we may decide to discontinue operations.

The refining industry is highly competitive and there is no assurance that we will achieve success in our refining operations.

The cobalt refining business is competitive. Our company will continue to compete with other refinery companies, many of which have greater financial and technical resources than our company, in the production of cobalt and the acquisition of attractive cobalt properties. There is increasing competition for a limited number of cobalt refining opportunities within Canada, Africa and elsewhere and, as a result of this competition, we may be unable to produce cobalt on terms acceptable to us, resulting in a halt to our business or bankruptcy.

We are a single-metal producer and a prolonged drop in the market price for cobalt may force us to discontinue our operations.

We are a single-metal producer, so if the market price of cobalt falls below the cost of production, we will be required to cease operations and again place the Kasese Cobalt Company refinery on a care and maintenance program until the market price of cobalt improves. Most companies produce cobalt in concert with the production of one or more other metals. In such cases, cobalt is usually the secondary metal and as long as the production of the major metal is economic, cobalt will continue to be produced and sold as a contribution to overheads, without absorbing an economic share of production and overhead costs. This is not the case with our company. Our dependence on the refining of a single metal means that if cobalt market prices fall and remain depressed for a sustained period of time, we may be unable to fund a care and maintenance program, in which case we may be forced to dispose of our cobalt refineries at a loss or become bankrupt.

The supply of pyrite at the Kasese Cobalt Company refinery is limited. Once the supply of pyrite is exhausted, we will discontinue our operations at Kasese.

The feedstock at Kasese Cobalt Company is limited to the stockpiles. There is no alternative supply contemplated. Once the current pyrite stockpile is exhausted, which we anticipate will be in approximately eight years based on the current targeted capacity, we will discontinue our operations at Kasese. Without an operating refinery, we will not be able to continue our business.

Seasonality affects our power source. Interruptions to our power source may adversely affect our production rate and cobalt quality, and could therefore adversely affect our financial condition.

The cobalt production of Kasese Cobalt Company is subject to seasonal variation in the wet and dry seasons in Uganda. During the two dry seasons of the year, low water levels in the Mubuku River may preclude the generation of the seven to eight megawatts of power necessary to operate the Kasese Cobalt Company refinery. During these periods the refinery must rely to some extent on the Ugandan electrical grid to supply the shortfall. The refinery is equipped with a diesel generator, but the high cost of diesel-generated power makes it an unsustainable power source, except in times of very high cobalt prices. Ugandan electrical grid power failures are common, especially during the peak hours of consumption between 6 PM and 10 PM. If interruptions to our power supply are prolonged or frequent enough to adversely affect the production rate and quality of Kasese Cobalt Company cobalt, we may be forced to halt our business, which could ultimately result in our bankruptcy.

Our proprietary right to license the cobalt extraction process used at the Kasese Cobalt Company refinery is uncertain.

Our proprietary right to license the cobalt extraction process used at the Kasese Cobalt Company refinery is uncertain. The Bureau de Recherches Géologiques et Minères, who were instrumental in the early stages of the process development, could potentially claim a proprietary interest in the cobalt extraction process if an outside third party attempts to use this process technology. If this were to occur, we would assert our rights to a royalty and, as a last resort, attempt to negotiate an agreement with the Bureau de Recherches Géologiques et Minères to share any royalty extracted. The ownership of the cobalt extraction process technology rights do not affect our operations, but may affect any royalty rights to which we become entitled.

The distribution contract between Kasese Cobalt Company and Danzas, and the cobalt sales contract between a third party and MFC Commodities, as sales agent for Danzas, provide for the sale of 360 tonnes of cobalt at a price that may, from time to time, be below market price, which limits our revenues on such sale.

Kasese Cobalt Company has entered into a distribution agreement with Danzas, pursuant to which Danzas has been granted exclusive rights to sell Kasese Cobalt Company's entire production of cobalt metal broken cathodes at a purchase price of $12 per pound, plus 50% of the difference between $12 per pound and the net selling price per pound attained by Danzas from its customers. The entitlement of Danzas to receive 50% of the net selling price of the cobalt in excess of $12 per pound will cease upon assignment of the distribution agreement to our company upon consummation of the plan of arrangement involving our company and MFC Bancorp that is described in detail in Item 4, "Information on our Company," under the heading "The Plan of Arrangement". On January 28, 2004, MFC Commodities, as sales agent for Danzas, has entered into a cobalt sales contract pursuant to which a third party has agreed to purchase a total of 360 tonnes of cobalt metal broken cathodes of Kasese Cobalt Company production, or equivalent, between March 1, 2004 and March 31, 2005 at a price of $17.20 per pound. The sale of this cobalt below its market price will prevent us from maximizing the revenues that we might otherwise have earned while the market price of cobalt remained high, and effectively prevents us from participating in any additional increases in the market price of cobalt until March 31, 2005. If MFC Commodities enters into similar contracts as sales agent, we may be similarly prevented from fully participating in any future increases in the market price of cobalt.

There are significant shortcomings in the design of the 36569 Yukon refinery that need to be addressed before it can be restarted, and it is too early to predict with certainty when the refinery will start operating profitably.

A recent study commissioned by 36569 Yukon and performed by a professional process engineering firm has confirmed that the 36569 Yukon refinery will require significant modifications costing an estimated CAN$3.1 million to CAN$4.1 million before it can be placed into operation. The required upgrades include new feed preparation, product drying and vent scrubbing equipment, and changes to the refinery's existing leaching, purification and precipitation systems. Considering the variability of the feedstocks that may become available, the engineering firm recommended a budget of approximately CAN$5.0 million for the necessary upgrades over a nine to twelve-month period, including contingencies. 36569 Yukon approved a business plan for its cobalt refinery and expects operations to commence at the refinery in the latter part of 2005. While 36569 Yukon is committed to this business plan, and it is expected that 36569 Yukon will start to generate positive cash flows from operation in the fiscal year 2006, it is unable to predict with certainty when the 36569 Yukon refinery will start operating profitably at this early stage. It is also expected, according to the business plan and the terms of the debentures, 36569 Yukon will start to pay interest on the debentures in the fiscal year 2007 and pay off the debentures in the fiscal year 2014.

Political Risks

Our company may be adversely affected by political or economic instability, or threat of expropriation in Uganda, where our subsidiary, Kasese Cobalt Company, is located.

Our company's operating subsidiary, Kasese Cobalt Company, is located in Uganda where business activities may be affected by corruption, political instability, economic instability and threat of expropriation. Any changes in political or economic conditions which may adversely affect our business are beyond the control of our company. The risks include, but are not limited to, terrorism, military repression, expropriation, and high rates of inflation. Any one or more of these factors could compromise Kasese Cobalt Company's ability to achieve its targeted cobalt refining capacity and control its operating costs, or otherwise interfere with normal operation of the Kasese Cobalt Company refinery, and could force us to discontinue operations or into bankruptcy.

Financing Risks

We generate limited cash flow and may require additional funds to maintain business operations.

We currently generate limited cash flow from operations and there can be no assurance that future operations will generate sufficient cash flow to satisfy our ongoing cash requirements. In the past, Kasese Cobalt Company has relied on working capital loans from MFC Bancorp. Given current high market prices for cobalt, we anticipate that we will realize sufficient cash flow from the sale of cobalt by Kasese Cobalt Company to cover our cash requirements for the next twelve months. If our revenues prove to be insufficient to meet our cash requirements, we may be required to issue additional shares or seek debt financing to finance our operations. We currently do not have a relationship with an investment bank, and there are no assurances that MFC Bancorp or its subsidiaries will continue to provide us with working capital loans or any credit facilities. Without adequate cash flow from operations, and if we fail to obtain equity or debt financing when need ed, there is a substantial risk that our business operations would be significantly reduced or our business would fail.

Our international operations make us subject to fluctuations in foreign currency exchange rates which in turn may affect our results.

While engaged in the business of processing and refining, our international operations make us subject to foreign currency fluctuations. Such fluctuations may adversely affect our financial positions and results. Our management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and any steps taken may not be effective to eliminate all adverse effects. Accordingly, we may suffer losses due to adverse foreign currency fluctuations that could bring a halt to our operations.

The royalty payments we are required to make to Newmont Australia reduces the free cash flow available to our company by 10%, and may adversely affect the viability of our operations.

We are required to pay royalties to Newmont Australia Limited of 10% of the free cash flow generated by our Kasese Cobalt Company operation, net of capitalized maintenance costs, up to $10.0 million. The absolute amount of the royalty to be paid to Newmont Australia will depend on the level of free cash flow and this will depend on the price of cobalt. Due to the on-going royalty payments, the free cash flow available to our company is reduced by 10% until an aggregate of $10.0 million is paid. This may adversely affect the viability of our operations.

Risks Relating to Company Personnel

We are dependent on the services of qualified employees with experience in cobalt refining operations, and the loss of such employees may result in discontinuance of our operations and possible bankruptcy.

Our company will continue to compete with other refinery companies in connection with the recruitment and retention of qualified employees with the skills and experience necessary for cobalt refining operations. At the present time, a sufficient supply of qualified workers is available for operations at our Kasese Cobalt Company refinery. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. In the case of our operations in Uganda, due to the remoteness and terrorism, new qualified workers may be difficult to find. With respect to terrorism, there is unrest due to the presence of the Lords Revolutionary Army in the northern part of Uganda. The atrocities committed by this group receive worldwide exposure and may deter some qualified candidates from applying for any vacant position at Kasese Cobalt Company. The civil wars in the eastern part of the Democratic Republic of Congo and in the Dafur region of Sudan are in close proximity to Uganda and may have the same deterrent effect. Without qualified employees, we will not be able to operate the refinery, which could lead to our bankruptcy.

If we cannot locate qualified personnel as required, we may have to suspend or cease operations which will result in the loss of your investment.

Other than Kasese Cobalt Company's directors and officers, our directors and officers have no direct training or experience in cobalt processing or refining. As a result, they may not be fully aware of any of the specific requirements related to working within the cobalt refining industry. Their decisions and choices may not take into account standard engineering or managerial approaches that cobalt refining and processing companies commonly use. Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm due to the lack of experience of our management in this industry. As a result, we may have to suspend or cease operations which could lead to our bankruptcy.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other natural resource companies.

The following persons are directors, officers and/or shareholders of other natural resource companies: Fred Nyakana, the Chairman of the board of directors of Kasese Cobalt Company is also the Chairman of the board of directors of Kilembe Mines Limited; and Bob Makoma, a director of Kasese Cobalt Company is also the President and Chief Operating Officer of Kilembe Mines Limited. While we are engaged in the business of cobalt processing and refining, such associations may give rise to conflicts of interest from time to time. Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest that they may have in any project or opportunity of ours. If a conflict of interest arises at a meeting of our board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. Conflicts may cause lost opportunities for our company. In determining whether or not our company will participate in any project or opportunity, our directors will primarily consider the degree of risk to which our company may be exposed and our financial position at the time. Our directors and officers are free to accept other positions either as directors or employees of other companies, in which case these other positions may impact on the amount of time they are able to focus on the operations of our company. Officers of our subsidiary Kasese Cobalt Company are full-time employees of that company and do not devote any significant time to other commercial activities. Pradeep Gupta is the only full-time employee of Kasese Cobalt Company who is a director of the same company. Conflicts, if any, will be dealt with in accordance with the applicable law.

Our company lacks technical training and experience with operating a metals refinery.

The directors of our company lack technical training and experience with operating a cobalt refinery plant. With no direct training or experience in this area, our directors may not be fully aware of many of the specific requirements related to working within this industry. While the management of our operating subsidiary, Kasese Cobalt Company, has training and experience with operating a cobalt refinery, the decisions and choices of our company's management may not take into account standard engineering or managerial approaches refining companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm or we may be forced into bankruptcy due to our directors' lack of experience in this industry.

Kilembe Mines Ltd. may, through its sole right to appoint three of the eight directors of Kasese Cobalt Company, exert influence in the business decisions of Kasese Cobalt Company.

The board of directors of Kasese Cobalt Company consists of eight members. Of these members, Kilembe Mines Ltd. may appoint three members and we may appoint four members to this board of directors. The eighth member is appointed by the remaining board members. If required, the Managing Director has an extra deciding vote. Accordingly, Kilembe Mines Ltd. may be able to exert some influence in the business decisions of Kasese Cobalt Company in a manner contrary to our company's strategic plans. Our directors have a duty to act in the best interests of our company.

A change in control of our company is made more difficult due to the classification of directors and the staggered nature of their terms.

Each of our directors have been elected for a five-year term and commencing with the 2009 annual meeting of shareholders, our directors are required to be divided into five classes: Class I, Class II, Class III, Class IV and Class V, as equal in number as possible. At each annual meeting of shareholders held after 2009, the successors to the class of directors whose terms then expire must be identified as being of the same class as the directors they succeed, and will be elected to hold office for a term expiring at the fifth succeeding annual meeting of shareholders. As a result of this classification of our board of directors and staggered nature of their terms, shareholders may not easily affect a change in control of our company.

The operations at our Kasese Cobalt Company refinery may be adversely affected due to a work stoppage by the unionized workforce.

Kasese Cobalt Company has approximately 255 employees, of which 140 employees belong to a non-compulsory Ugandan national union, Uganda Mines Metal and Allied Workers Union. With a unionized workforce, we need to enter into collective bargaining and any unresolved issues in negotiations could lead to work stoppages that would adversely affect our business by bringing our refinery operations to a halt. A prolonged labour dispute could ultimately force us into bankruptcy as Kasese Cobalt Company is currently our only source of revenue.

Risks Relating to an Investment in our Securities

Our Articles of Association contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Association contain provisions that state, subject to applicable law, our company shall indemnify every director or officer of our company against all losses or liabilities which our director or officer may sustain or incur in the execution of their duties. Our Articles of Association further state that no director of officer shall be liable for any loss, damage or misfortune which may happen to, or be incurred by our company in the execution of their duties. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue additional shares in order to raise financing through the sale of equity securities or convertible debt securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share, depending on the price at which such securities are sold. Such issuances will also cause a reduction in the proportionate ownership and voting power of all other shareholders.

Investors of our company may not be able to sell their shares, as our shares are not publicly traded.

Our shares are not listed or quoted for trading on any securities exchange or securities quotation system. Accordingly, our shareholders may be unable to sell their shares. We currently have no intention to list or otherwise qualify the Ordinary shares of our company for trading on any securities exchange or securities quotation system.

US investors may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us. We were incorporated under the International Business Companies Act (British Virgin Islands). All of our directors and officers are residents of countries other than the United States and Canada, and all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an action could be brought successfully outside the United States against any of such persons or our company predicated solely upon such civil liabilities.

We may not be able to declare and pay dividends or distribute cash by way of a return of capital.

We have not declared or paid any dividends on our common stock to date. With the recent recommencement of production at Kasese Cobalt Company, we have realized a cash flow. We intend to distribute a portion of this cash flow of approximately $1.8 million (representing approximately 50% of our cash flow for the calendar year 2004) to our present sole shareholder, MFC Bancorp, prior to the distribution of our Ordinary shares to the shareholders of MFC Bancorp. This dividend payment to MFC Bancorp could impair our ability to pay cash dividends or distributions on our shares in the future, as our financial condition could unexpectedly deteriorate subsequent to the dividend payment. As our subsidiary, Kasese Cobalt Company, owes us debt of approximately $140.0 million, it is unlikely that dividends will be paid by Kasese Cobalt Company to its shareholders in the future. However, we do not anticipate that this will affect our ability to pay dividends to our shareholders. Any future payment of dividends or distributions will be determined by the board of directors of our company on the basis of our company's earnings, debt collection, financial requirements and other factors relevant to cash availability.

We may be determined to be a passive foreign investment company in which case our shareholders may be subject to certain adverse tax consequences.

There has not been a determination as to whether our company is considered a passive foreign investment company. If our company is determined to be a passive foreign investment company and, if a US shareholder disposes of any of our shares, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. These rules apply similarly to distributions from a passive foreign investment company that would be considered excess distributions. Holders and prospective holders of common shares of a passive foreign investment company will need to consult their own tax advisor regarding their individual circumstances as complex rules govern their tax treatment.

ITEM 4 - Information on our Company

A. History and Development of our Company

We were incorporated in the Territory of the British Virgin Islands under the International Business Companies Act on November 25, 2003, under the name Nature Extrac Limited. We formally changed our corporate name to Blue Earth Refineries Inc. effective July 8, 2004.

Our registered office is located at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Our registered agent is Mossack Fonseca & Co. (B.V.I.) Ltd., P.O. Box 3136, Road Town, Tortola, British Virgin Islands.

In December 2003, the board of directors of MFC Bancorp, our ultimate parent company, resolved to effect a plan of arrangement pursuant to section 195 of the Business Corporations Act (Yukon Territory, Canada), whereby, among other things:

1.	MFC Bancorp would reorganize and consolidate its non-core superfluous cobalt assets in our company; and

2.	distribute all of our issued and outstanding shares to the holders of MFC Bancorp common shares, by way of a reduction in stated capital of MFC Bancorp.

At that time, MFC Bancorp's directly and indirectly held cobalt assets included:

(i)	a 75% equity interest in Kasese Cobalt Company held through Sutton Park International Limited which is, in turn, a wholly-owed subsidiary of MFC Bancorp;

(ii)	a debt owed by Kasese Cobalt Company to Sutton Park, the principal amount of which stood at approximately $140.0 million as at December 31, 2003;

(iii)	a 49.2% equity interest in 4025776 Canada Inc. which in turn holds all of the issued and outstanding shares of 36569 Yukon;

(iv)	an account receivable of Sutton Park due from 36569 Yukon which stood at approximately CAN$1.7 million as at June 30, 2004; and

(v)	an income debenture of 36569 Yukon due 2013 and payable to Sutton Park, the principal amount of which stood at approximately €4,242,000 as at December 31, 2003.

Kasese Cobalt Company operates a cobalt refinery in Kasese, Uganda. 36569 Yukon holds a cobalt extraction facility in Lorrain Township, Ontario, Canada. Prior to the effectiveness of the plan of arrangement, MFC Bancorp held its 49.2% equity interest in 4025776 Canada, which in turn owned all of the shares of 36569 Yukon, indirectly through Sutton Park (as to 26.2%) and 4025750 Canada Inc. (as to 23.0%), a wholly-owned subsidiary of MFC Bancorp incorporated under the Canada Business Corporation Act.

In anticipation of MFC Bancorp's plan of arrangement, Sutton Park transferred the following assets to us effective December 31, 2003, in exchange for 49,500 shares, with a par value of US$1, of our company: (i) Sutton Park's 75% equity interest in Kasese Cobalt Company; (ii) the debt in the principal amount of approximately $140.0 million owed by Kasese Cobalt Company; and (iii) the income debenture in the principal amount of €4,242,000. In addition, in order to facilitate the plan of arrangement, New Nature Canco Inc. was incorporated as our wholly-owned subsidiary and New Sutton Canco Inc. was incorporated as a wholly-owned subsidiary of Sutton Park. Both of these new corporations were incorporated under the Business Corporations Act (Yukon Territory, Canada).

Following the transfer, we altered our share capital to 100,000,000 Ordinary shares without par value and 100,000,000 Class A Preferred shares without par value. Sutton Park continued to hold all of the 50,000 issued and outstanding Ordinary shares of our company until September 2004 when, under the plan of arrangement, all of these shares were transferred to MFC Bancorp. We have not issued any Preferred shares.

The Plan of Arrangement

Our company entered into an arrangement agreement dated as of July 13, 2004 with MFC Bancorp, Sutton Park, 4025750 Canada, New Nature Canco and New Sutton Canco in order to implement MFC Bancorp's plan of arrangement. As indicated above, New Nature Canco was our wholly-owned subsidiary, New Sutton Canco was a wholly-owned subsidiary of Sutton Park, and 4025750 Canada was a wholly-owned subsidiary of MFC Bancorp through which MFC Bancorp held its 23.0% of its indirect 49.2% equity interest in 36569 Yukon.

The plan of arrangement contemplated, among other things: (i) a series of inter-corporate transactions among the parties to the arrangement agreement to consolidate the balance of the cobalt assets in our company; (ii) the transfer from Sutton Park to MFC Bancorp of all of our issued and outstanding Ordinary shares together with certain accounts receivable of Sutton Park (or its subsidiary) due from 36569 Yukon of approximately CAN$1.7 million as at June 30, 2004, in exchange for CAN$2.0 million in cash, a CAN$63.0 million promissory note, and a set-off of approximately CAN$20.0 million in intercorporate debt owing from Sutton Park to MFC Bancorp; (iii) a split of our Ordinary shares such that the number of our issued and outstanding Ordinary shares will equal the number of issued and outstanding common shares in the capital of MFC Bancorp; and (iv) a post-split distribution of our Ordinary shares to the holders of MFC Bancorp common shares by way of a reduction of MFC Bancorp's stated capital, on a pro rata basis.

The holders of record of MFC Bancorp common shares on the date that is ten business days following the effective date of this registration statement will be entitled to participate in the distribution of our Ordinary shares by MFC Bancorp. Each holder of MFC Bancorp common shares will receive one Ordinary share of our company for each common share of MFC Bancorp held as at such record date.

Pursuant to the Business Corporations Act (Yukon Territory, Canada), MFC Bancorp may, by special resolution, reduce its stated capital for any purpose, including the purpose of distributing to the holders of the issued shares of any class an amount not exceeding the stated capital of that class. Under the proposed arrangement, the stated capital of MFC Bancorp will be decreased by an amount equal to the fair value, which is not less than the book value, of the cobalt assets (including the interest that we hold in Kasese Cobalt Company). This reduction will be effected through the distribution of all of our issued and outstanding shares to the holders of record of MFC Bancorp common shares. No consideration will be payable by MFC Bancorp's shareholders in connection with the distribution.

On September 23, 2004, pursuant to the plan of arrangement, we filed our Articles of Arrangement with the Yukon Registrar of Corporations and the following, as set out in the plan of arrangement, was made effective:

1.     Sutton Park transferred its 26.2% equity interest in 4025776 Canada to New Sutton Canco, in consideration for additional common shares of New Sutton Canco, resulting in 4025750 Canada, New Sutton Canco, and New Nature Canco having no assets or liabilities, except that 4025750 Canada and New Sutton Canco holding approximately 23.0% and 26.2%, respectively, of the common shares of 4025776 Canada, which in turn holds all of the issued and outstanding shares of 36569 Yukon;

2.     4025750 Canada, New Sutton Canco and New Nature Canco amalgamated under Section 195 of the Business Corporations Act (Yukon Territory, Canada) to form Blue Earth Refineries (Canada) Inc., an amalgamated corporation under the Business Corporations Act (Yukon Territory, Canada);

3.     Sutton Park transferred to our company one common share in the amalgamated corporation in exchange for one Ordinary share of our company;

4.     MFC Bancorp transferred to our company one common share in the amalgamated corporation in consideration of one Ordinary share of our company; and

5.     Sutton Park transferred to MFC Bancorp (a) all of the issued and outstanding shares of our company, and (b) certain accounts receivable of Sutton Park (or its subsidiary) due from 36569 Yukon of approximately CAN$1.7 million, in consideration of (i) CAN$2.0 million in cash, (ii) a CAN$63.0 million promissory note, and (iii) a set-off of approximately CAN$20.0 million in intercorporate debt owing from Sutton Park to MFC Bancorp.

On the date which is ten business days following the effective date of this registration statement, the following steps will be completed in order to accomplish the consolidation of the cobalt assets in our company:

1.     Our company will complete a stock split that will result in us having issued and outstanding Ordinary shares equal in number to MFC Bancorp's issued and outstanding common shares on the distribution record date; and

2.     MFC Bancorp will distribute all the issued and outstanding Ordinary shares of our company by way of a reduction of stated capital in the amount of approximately CAN$85,076,241, subject to such adjustments as may be necessary to reflect any operational changes in our financial position to the date of the distribution, to the holders of record of MFC Bancorp common shares on a pro rata basis.

The following diagrams illustrate the re-organization steps under the plan of arrangement:

PRE-ARRANGEMENT STRUCTURE

MFC Bancorp Ltd.
(Yukon)
100%
Sutton Park International Limited
(Barbados)
50,000 shares
100%
Blue Earth Refineries Inc.
(BVI)
1 share
100%
4025750 Canada Inc.
(Canada)
1 share
100%
New Sutton Canco Inc.
(Yukon)
4,242 shares
26.18%
1 share
100%
New Nature Canco Inc.
(Yukon)
75%
Kasese Cobalt Company Limited
(Uganda)
3,720 shares
22.96%
4025776 Canada Inc.
(Canada)
100%
36569 Yukon Inc.
(Yukon)

Diagram 1: Structure prior to the plan of arrangement.

STEP ONE

MFC Bancorp Ltd.
(Yukon)
100%
Sutton Park
International
Limited
(Barbados)
50,000 shares
100%
Blue Earth
Refineries Inc.
(BVI)
1 share
100%
2 shares
100%
1 share
100%
75%
4025750
Canada Inc.
(Canada)
New Sutton Canco
Inc.
(Yukon)
New Nature
Canco Inc.
(Yukon)
Kasese Cobalt
Company Limited
(Uganda)
3,720 shares
23%
4,242 shares
26.2%
4025776
Canada Inc.
(Canada)
100%
36569
Yukon Inc.
(Yukon)

Diagram 2: Sutton Park International Limited transferred to New Sutton Canco Inc. the 4,242 shares in 4025776 Canada Inc. for one share in New Sutton Canco Inc.

D451133 v1 VISIO : MFC - Step One (page 2)

STEP TWO

MFC Bancorp Ltd.
(Yukon)
100%
Sutton Park
International
Limited
(Barbados)
50,000 shares
100%
Blue Earth
Refineries Inc.
(BVI)
1 share
33.3%
1 share
33.3%
1 share
33.3%
75%
Blue Earth
Refineries
(Canada) Inc.
(Yukon)
Kasese Cobalt
Company Limited
(Uganda)
7,962 shares
49.2%
4025776
Canada Inc.
(Canada)
100%
36569 Yukon Inc.
(Yukon)

Diagram 3: 4025750 Canada Inc., New Sutton Canco Inc. and New Nature Canco Inc. amalgamated to form Blue Earth Refineries (Canada) Inc.

STEP THREE

MFC Bancorp Ltd.
(Yukon)
100%
Sutton Park
International
Limited
(Barbados)
50,001 shares
100%
Blue Earth
Refineries Inc.
(BVI)
1 share
33.3%
2 shares
66.7%
75%
Blue Earth
Refineries
(Canada) Inc.
(Yukon)
Kasese Cobalt
Company Limited
(Uganda)
7,962 shares
49.2%
4025776
Canada Inc.
(Canada)
100%
36569 Yukon Inc.
(Yukon)

Diagram 4: Sutton Park International Limited transferred to Blue Earth Refineries Inc. one share in Blue Earth Refineries (Canada) Inc. in consideration for one share in Blue Earth Refineries Inc.

STEP FOUR

MFC Bancorp Ltd.
(Yukon)
100%
Sutton Park International Limited (Barbados)
1 share
50,001 shares
Blue Earth Refineries Inc. (BVI)
3 shares
100%
75%
Blue Earth Refineries (Canada) Inc. (Yukon)
Kasese Cobalt Company Limited (Uganda)
7,962 shares
49.2%
4025776 Canada Inc. (Canada)
100%
36569 Yukon Inc. (Yukon)

Diagram 5: MFC Bancorp Ltd. transferred to Blue Earth Refineries Inc. one share in Blue Earth Refineries (Canada) Inc. in consideration for one share in Blue Earth Refineries Inc.

STEP FIVE

MFC Bancorp Ltd.
(British Columbia)
100%
Sutton Park International Limited (Barbados)
50,002 shares
100%
Blue Earth Refineries Inc. (BVI)
3 shares
100%
75%
Blue Earth Refineries (Canada) Inc. (Yukon)
Kasese Cobalt Company Limited (Uganda)
7,962 shares
49.2%
4025776 Canada Inc. (Canada)
100%
36569 Yukon Inc. (Yukon)

Diagram 6: Sutton Park International Limited transferred to MFC Bancorp Ltd. the 50,001 shares in Blue Earth Refineries Inc. and certain accounts receivable of Sutton Park International Limited (or its subsidiary) due from 36569 Yukon Inc. in consideration for cash, a promissory note and set-off of inter-corporate debt owing from Sutton Park International Limited to MFC Bancorp Ltd.

Effects of the Plan of Arrangement

As at August 12, 2004, being the date of MFC Bancorp's most recent annual and special meeting, none of the shareholders of MFC Bancorp had exercised their dissent rights in respect of the plan of arrangement. Accordingly, the consummation of the plan of arrangement will not, in and of itself, change the overall economic interests of the holders of MFC Bancorp common shares in the assets of MFC Bancorp, although the form of ownership will change, as for each common share of MFC Bancorp, the holder of such will receive one Ordinary share in our company. Upon completion of our proposed stock split and the distribution of our shares pursuant to the plan of arrangement, all of our company's issued and outstanding Ordinary shares will be owned by the common shareholders of MFC Bancorp on the same pro rata basis as their respective shareholdings in MFC Bancorp. The current shareholders of MFC Bancorp include a subsidiary which is 83% owned by MFC Bancorp and will participate in the distribution of our Ordinary shares on a pro rata basis with the other shareholders of MFC Bancorp.

Currently, there is no intention to list or otherwise qualify our Ordinary shares for trading on a stock exchange or stock quotation system in Canada, the United States or elsewhere. The proposed distribution of our Ordinary shares by way of a reduction of stated capital of MFC Bancorp will not create a public market for our Ordinary shares in Canada, the United States or elsewhere.

The plan of arrangement has been structured and is regulated under applicable corporate and tax laws in Canada. The tax implications on MFC Bancorp's shareholders will depend on their particular circumstances, residential domiciles and jurisdictions. As a matter of Canadian tax law, the distribution of all of the issued and outstanding shares of our company is expected to be tax-free. MFC Bancorp has been advised by its Canadian tax counsel that the distribution should not give rise to significant Canadian tax liabilities for MFC Bancorp or any of the holders of MFC Bancorp common shares. While MFC Bancorp expects that the distribution should not give rise to a taxable dividend for US tax purposes, the distribution might result in tax liabilities for certain US shareholders of MFC Bancorp. See “Taxation - United States Federal Income Taxation”.

Conditions of the Arrangement

In connection with MFC Bancorp's plan of arrangement, an application was made to the Supreme Court of the Yukon Territory, Canada, for an interim order with respect to the voting procedures and dissent rights of the holders of MFC Bancorp common shares and the holders of MFC Bancorp's 4.4% convertible unsecured subordinated bonds due December 31, 2009. In issuing the interim order, the Court set the voting procedures of the holders of MFC Bancorp common shares and bonds, including the respective level of approval required.

Consummation of the plan of arrangement was subject, among other things, to: (i) approval of the plan of arrangement by the affirmative vote of not less than 66-2/3% of the votes cast by the holders of MFC Bancorp common shares at MFC Bancorp's annual and special meeting held on August 12, 2004; (ii) approval of the plan of arrangement by the affirmative vote of not less than 66-2/3% of the votes cast by MFC Bancorp's bondholders at the bondholders' meeting held on August 12, 2004; and (iii) court approval of the plan of arrangement by the Court after a hearing in regard to the fairness of the plan of arrangement.

The requisite number of affirmative votes to approve the plan of arrangement was cast by the holders of MFC Bancorp common shares at the annual and special meeting and by MFC Bancorp's bondholders at the bondholders' meeting. As the conditions to consummation of the plan of arrangement were satisfied, including the approvals by MFC Bancorp's shareholders and bondholders described above, an application was made to the Court on August 24, 2004 for a final order approving the plan of arrangement as proposed in the application. The Court held a hearing at which the Court considered, among other things, the fairness of the terms and conditions of the plan of arrangement, including the fairness of the number and the terms and conditions of the securities to be distributed pursuant to the plan of arrangement, to the holders of MFC Bancorp common shares. The final order of the Court was granted on August 24, 2004.

B. Business Overview

Present Operations of Our Company

Our company's business assets are comprised of: (1) our 75% interest in Kasese Cobalt Company, a company which holds and operates a cobalt refinery in Kasese, Uganda; and (2) our 49.2% interest in 36569 Yukon, a corporation which holds a cobalt refinery. Details concerning Kasese Cobalt Company are set forth below under the heading “Information Concerning Kasese Cobalt Company” and details concerning 36569 Yukon are set forth below under the heading “Information Concerning 36569 Yukon”.

Information Concerning Kasese Cobalt Company

Name and Incorporation

Kasese Cobalt Company was incorporated in the Republic of Uganda on June 24, 1992. The head office of Kasese Cobalt Company is located at the cobalt refinery located at Kasese/Mbarara Road, PO Box 524, Kasese, Uganda. The registered office of Kasese Cobalt Company is located at c/o Livingstone Registrars (U), Rwenzori House, PO Box 10314, Kampala, Uganda. Kasese Cobalt Company's business is administered principally from its head office and a logistics office at Suite WI, 3 Mukwasi House, Lumumba Avenue, Kampala.

Description of our Interest in Kasese Cobalt Company

We own 75% of the outstanding share capital in Kasese Cobalt Company and will continue to own such interest upon consummation of MFC Bancorp's plan of arrangement. MFC Bancorp originally acquired its indirect equity interest in Kasese Cobalt Company by purchasing approximately 85% equity interest in Banff Resources Ltd. (which held a 75% equity interest in Kasese Cobalt Company) from Newmont Australia Limited in August 2002. In December 2003, Sutton Park acquired the 75% equity interest in Kasese Cobalt Company from Banff Resources, in exchange for a partial settlement of certain debt owed to Sutton Park by Banff Resources. Newmont Australia retains a 10% royalty of free cash flow from Kasese Cobalt Company which is capped at $10.0 million.

Kilembe Mines Ltd., which is 100% owned by the government of the Republic of Uganda, owns 25% of the outstanding share capital in Kasese Cobalt Company. Under the development agreement between the Ugandan Government and Kasese Cobalt Company, Kilembe Mines has the right to appoint three members to the board of directors and Blue Earth has the right to appoint four members.

Kilembe Mines is indebted to Kasese Cobalt Company in the amount of $1,634,256 and this amount has been fully reserved as a doubtful debt in the accounts of Kasese Cobalt Company. This debt is only to be repaid out of dividends received by Kilembe Mines from Kasese Cobalt Company and, since Kasese Cobalt Company owes us a debt in the principal amount of approximately $140.0 million as at December 31, 2003, it is unlikely that dividends will be paid by Kasese Cobalt Company to its shareholders in the near future. However, it is expected that Kasese Cobalt Company will pay down the debt owed to us when Kasese Cobalt Company generates surplus cash from its operations.

We intend to distribute to our shareholder(s) cash that we will receive from Kasese Cobalt Company as loan payments, net of any expenses, expenditures, and funding for the refinery operations, by way of dividends and/or distributions.

Description of Business of Kasese Cobalt Company

Kasese Cobalt Company operates a cobalt project located in southwest Uganda and recovers the cobalt contained in a pyrite stockpile from a former copper mine. The metal refining operations involve the bioleaching of pyrite concentrate, solvent extraction of the dissolved cobalt and recovery through electro-winning. The Kasese Cobalt Company project, which is located approximately 420 kilometres west of Kampala, includes the Mubuku III hydro-electric power station that has a maximum deliverable capacity of about 9.9 megawatts. While the cobalt refinery was on care and maintenance status prior to recommencing operations in early 2004, electricity generated at Mubuku was sold to the state-owned grid of the Ugandan Electrical Transmission Company Limited.

The project grew out of a feasibility study on the reopening of the Kilembe copper mine that had operated from 1956 to 1978. While it was not economic to recommence copper mining operations, an alternative was to produce cobalt from a pyrite stockpile using bio-leaching technology. The stockpile near Kasese graded 1.38% cobalt. Kasese Cobalt Company subsequently acquired the rights to the pyrite stockpile from Kilembe Mines under an agreement, which is set to expire in June 2012 unless Kasese Cobalt Company elects to extend it for an additional maximum of 25 years. Kasese Cobalt Company may terminate the agreement at any time, if the refinery operation is not considered commercially viable.

The original cost estimate for the cobalt refining plant and facilities arrived at a capital cost of $110 million for the Kasese Cobalt Company project. The capital estimate included provision for a captive hydro-power plant on the nearby Mubuku River, because Uganda is deficient in electrical transmission and generating capacity. Demands for electricity on the western Ugandan power grid were, and continue to be, in excess of generating capacity at heavy load periods. The Mubuku hydro-power plant is approximately 22 kilometres from the cobalt refinery. Electricity generation is achieved without a dam, instead using an 8.7 kilometres canal from the river intake to the power station.

When operating, the power requirements of the Kasese Cobalt Company refinery range between seven and eight megawatts. There are three power sources available to the refinery: the plant is connected to the Ugandan power grid, on site equipment at the plant includes four diesel generators with a capacity of one Megawatt each, and the plant is serviced by a river fed hydro-electric facility owned by our company comprising of three generation units with a capacity of 3.3 Megawatts each. Excess power, when available, can be sold into Ugandan Electrical Transmission Company's power grid for local use. At times of low water volumes or plant breakdowns, any shortfall from the power grid can be supplemented by four on-site diesel powered generators capable of supplying one megawatt of power each.

Financing of $110 million for the Kasese Cobalt Company project was originally provided by five international institutions in the amount of about $66 million in debt financing and $44 million in equity financing. Construction commenced in November 1997, but the commissioning process was longer than expected and, although five tonnes of cobalt was produced in June 1999, the initial commissioning period was extended from July to October 1999 and identified some limitations in both the processing and power plants.

The second phase of commissioning lasted from November 1999 to June 2000. By the end of May 2000, three primary and one secondary bioleach tanks were in continuous operation. The third phase of commissioning ended in September 2000 when Ugandan President Yoweri Museveni officially opened the Kasese Cobalt Company plant. The construction and mobilization costs were incurred by the previous owner and aggregated approximately $180 million. No further capital expenditures are contemplated.

In the fiscal year ended June 30, 2001, cobalt production increased on a quarter to quarter basis and reached a total of 575 tonnes for the year. A total of 670 tonnes of cobalt was produced in fiscal 2002. Plant throughput was lower than expected in the bio-leach area and metal recovery also proved to be below expectations.

The problems encountered in the commissioning of the Kasese Cobalt Company project combined with other operational issues resulted in a cost overrun of approximately 54%. The original design parameters of the project included a cobalt price assumption of $15 a pound, estimated cash operating costs of $4 a pound and annual production rate of 1,000 tonnes of cobalt. However, as the Kasese Cobalt Company plant was not able to attain the targeted production efficiency, actual per pound costs were higher.

Kasese Cobalt Company's cash operating cost in fiscal 2001 amounted to $12.01 a pound of cobalt produced. Cash operating cost for fiscal 2002 were $10.23 a pound, although in the last quarter to June 30, 2002, average cash operating cost declined to $9.20 a pound. The average cash operating cost achieved in April 2002 was $7.70 a pound. MFC Bancorp placed the Kasese Cobalt Company operations on a care and maintenance status in September 2002. The cost (net cost after electricity sales) of operating the plant on a care and maintenance mode was approximately $85,000 per month. Electricity from the Mubuku power plant continued to be sold into the Ugandan Electrical Transmission Company's power grid. The cash requirement to restart the plant to normal operations following a period of care and maintenance is estimated at approximately $2.5 million.

Kasese Cobalt Company resumed normal operations and produced metal in the circuit by February 2004. Kasese Cobalt Company committed one half of its annual production to a buyer at $17.20 a pound in December 2003. Cobalt output at full capacity is 60 tonnes a month or 720 tonnes annually (approximately 1,587,000 pounds). The build-up in production is gradual due to the required increase in bacteria in the bio-leach tanks.

The Kasese Cobalt Company property is currently a fully operational cobalt bio-leach, solvent extraction and electro-winning refinery.

Description of the Feedstock and Refining Process of Kasese Cobalt Company

The feedstock of the refinery is a cobalt rich pyrite stockpile which was the result of 26 years and 16 million tonnes of copper mining by Kilembe Mines Ltd. The average grade of the stockpile was initially determined by Kilembe Mines, based on concentrator records between 1956 and 1982, as 1.36% cobalt. This average grade of cobalt was confirmed with the further analysis completed by Seltrust in 1982 (1.35% cobalt) and by Kilembe Mines in 1987 (1.4% cobalt). These results were further confirmed by Bureau de Recherches Géologiques et Minères in the original pre-feasibility study (1.27%) and the feasibility study (1.34%). These grades were further confirmed by OMAC Laboratories Ltd. of Galway, Ireland by in an analysis of 41 samples for an average of 1.43% cobalt. The samples in the studies and work programs were analyzed using methodologies that included atomic absorption and induced coupled plasma to determine the content of cobalt and other 2; lements.

Kasese Cobalt Company monitors the cobalt contained in the refinery plant feed on a daily basis and although such testing indicate a 1.40% cobalt feed since the beginning of operations, it continues to use the assayed test average of 1.38% in the calculation of reserves. The composition of the Kasese Cobalt Company refinery pyrite stockpile as determined by daily leach feed testing was as follows for July 2004:

	High (%)	Low (%)
Cobalt Copper Nickel Iron Sulphur	1.635 0.65559 0.1902 37.736 50.21	1.172 0.2615 0.1382 17.066 33.47

A detailed drilling and survey program in November 2000 established the volume of the remaining stockpiles as 709,000 tonnes at that time. Through process consumption, this volume had been reduced to 570,000 tonnes by July 31, 2004.

The stockpile is located on the higher elevation of the company's 74 hectare site which is leased from Kilembe Mines Ltd. It is consumed by the application of high pressure water using two water cannons operating at 70 cubic metres per hour. The resulting slurry flows by gravity through a series of control trenches to a sump pump from where it is pumped to the processing plant through stainless steel trenches.

The processing steps to produce saleable material are as follows: (1) a limestone slurry is added to the incoming pyrite slurry to adjust the pH factor to between 4 and 5; (2) the pH adjusted slurry is fed through a mill to reduce particle size and the resultant slurry is transferred to the pyrite stock tank which feeds the four primary reactor tanks. These tanks have a working capacity of 12,800 cubic metres each; (3) bacterial culture with appropriate nutrients: mono ammonium phosphate, ammonium sulphate, and potassium phosphate are used to break down and separate the metal components of the pyrite. This process requires agitation, aeration and cooling during this process; (4) the cobalt containing solution is fed to a neutralization tank where a fine limestone slurry is added to increase the pH to 7.0 and as high as 9.0 or 10.0; (5) the slurry from the neutralization circuit is filtered to remove solids and the filtrate then enters the iron removal section where all t he residual iron is removed; (6) the iron free solution is then processed through several solvent extraction stages to remove the remaining contaminating metals. All of these stages are pH sensitive so sodium hydroxide is used for pH adjustment; (7) the hydroxides are stored for future sale and the remaining effluent is treated with slaked lime to adjust pH to permitted levels and allow discharge to the tailings dams; (8) cobalt in solution is piped to the electro-winning tank house where it is recovered on cathodes in six separate cells containing 36 cathodes each. Cathodes from two cells are stripped each day yielding between 1.5 and 2 tonnes of cathode cobalt; and (9) this cobalt is crushed and burnished before being packed in metal drums for shipment.

Extensive sample testing is a continual part of each phase of the refining process. A full monitoring system is used to control and measure flows and densities. A complete laboratory provides continual analyses of chemical solutions in the reclamation process and each lot comprised of six drums (from 160 kg to 250 kg each) of finished Kasese crushed cobalt is assayed for levels of cobalt, copper, iron, zinc, lead, nickel, cadmium, manganese, chromium, arsenic, carbon and sulphur.

The stockpile is the sole source of feedstock to the refinery plant. The stockpile was measured and assayed for the original feasibility study. A further more extensive survey was conducted by Surlink (Pty) Ltd. (an independent surveyor from South Africa) in November 2000 utilizing closer drill core samples to determine the depth of the stockpile and these core samples were assayed to confirm the metallic composition of the stockpile. The pyrite feed to the processing plant is assayed regularly to confirm the stockpile content. No variations were found in the composition of the core assays but the total volume of the stockpiles was reduced by 150,000 tonnes to 709,000 tonnes from the estimated volume in the original feasibility report. The bulk density estimate for the pyrite stockpile was 2.65 tonnes per cubic metre and the average moisture content was determined to be 10.72%.

The purpose of the topographical survey completed in November 2000 was to obtain an accurate model of the existing stockpiles, to compare the existing survey to a prior survey to determine the quantity removed, and using borehole information, determine the volume in the stockpiles. The survey was done and then transformed using survey points from the earlier survey. A digital model of the stockpiles with computer-assisted design drawing was then created. Using the borehole information, a pre-stockpile model was also generated. Ground points surveyed on the perimeter of the stockpile were also incorporated into this model. The smooth flow of the contours indicated a generally accurate original ground model. The stockpile was then broken down into six distinct areas for the purpose of quantifying. The total quantity obtained was approximately 267,000 cubic metres. The accuracy is governed by two main factors, which are as follows: (a) accuracy of the previous survey - c are was taken in the survey to ensure an accurate model of the stockpile could be produced. To this end, in excess of two thousand three hundred points were generated over the stockpiles. The only area where the model will be incomplete is on the longer perimeter banks where some deep erosion gulleys have formed. As far as possible, a mean point was surveyed to allow for this; (b) accuracy of borehole data - the impact of any inaccuracy is probably best understood when related to the total area of the stockpiles, which is 65,564 square metres. An overall error of one metre in the borehole depths would represent approximately 65,000 cubic metres of error in the quantity.

Uganda Economic Profile

The following economic information is taken from The World Factbook 2004, a publication of the US Central Intelligence Agency.

Uganda has substantial natural resources, including fertile soils, regular rainfall, and sizeable mineral deposits of copper and cobalt. Agriculture is the most important sector of the economy, employing over 80% of the work force. Coffee accounts for the bulk of export revenues. Since 1986, the government - with the support of foreign countries and international agencies - has acted to rehabilitate and stabilize the economy by undertaking currency reform, raising producer prices on export crops, increasing prices of petroleum products, and improving civil service wages. The policy changes are especially aimed at dampening inflation and boosting production and export earnings. During 1990 to 2001, the economy turned in a solid performance based on continued investment in the rehabilitation of infrastructure, improved incentives for production and exports, reduced inflation, gradually improved domestic security, and the return of exiled Indian-Ugandan entrepreneurs. Corruption within the government and slippage in the government's determination to press reforms raise doubts about the continuation of strong growth. In 2000, Uganda qualified for enhanced Highly Indebted Poor Countries debt relief worth $1.3 billion and Paris Club debt relief worth $145 million. These amounts combined with the original Highly Indebted Poor Countries debt relief added up to about $2 billion. Growth for 2001 to 2002 was solid, despite continued decline in the price of coffee, Uganda's principal export. Solid growth in 2003 reflected an upturn in Uganda's export markets.

Principal Holders of Voting Securities of Kasese Cobalt Company

Our company owns 1,674 B class shares or 75% of the share capital of Kasese Cobalt Company. The Government of the Republic of Uganda, through its stake in Kilembe Mines, owns 566 A class shares or 25% of the share capital of Kasese Cobalt Company.

Information Concerning 36569 Yukon

Name and Incorporation

36569 Yukon was incorporated in the Yukon Territory, Canada on July 15, 2003. The registered office of 36569 Yukon is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada Y1A 2M9.

Description of our Company's Interest in 36569 Yukon

We own 100% of Blue Earth Refineries (Canada) Inc., the Yukon corporation formed by the amalgamation of 4025750 Canada, New Sutton Canco and New Nature Canco. Blue Earth Refineries (Canada) holds 49.2% of the issued and outstanding common shares of 4025776 Canada, which in turn owns all of the issued and outstanding common shares of 36569 Yukon.

This position was originally acquired by MFC Bancorp through its subsidiaries as a result of MFC Bancorp having been a debenture holder in Canmine Resources Corporation and facilitating the restructuring and refinancing of the company. Canmine Resources sought protection under the Companies' Creditors Arrangement Act (Canada) when it had failed to make required interest and sinking fund payments in June 2002. Debtor in possession financing was provided to allow the company to attempt an orderly reorganization. The company was placed in court appointed interim receivership on February 26, 2003.

Description of Business of 36569 Yukon

The 36569 Yukon refinery is a hydrometallurgical cobalt extraction facility employing environmentally compatible and commercially proven technologies. Currently, 36569 Yukon is evaluating the technical and economic feasibility of alternative cobalt contained feedstocks for use in its refining process for the production of cobalt related products. Unlike the Kasese Cobalt Company project which produces cobalt metal through an electrowinning process, the 36569 Yukon refinery is designed to produce cobalt compounds that are generally priced at a premium to cobalt metal. The six major operating stages at the 36569 Yukon refinery consist of: (i) pressure leaching; (ii) solution purification; (iii) solvent extraction; (iv) manganese removal; (v) cobalt carbonate precipitation; and (vi) nickel carbonate precipitation.

36569 Yukon's refinery is located in Lorrain Township, 450 kilometres north of Toronto, Ontario, Canada. It is adjacent to Highway #567 and is approximately three kilometres north and east of North Cobalt, Ontario, Canada. The refinery was originally built in 1995 by another company at an estimated cost of CAN$30 million. The refinery was intended to process ore from local mines and operated intermittently until 1999, although never at capacity. The refinery was in operating condition when Canmine Resources purchased the refinery in 1999 from the mortgage holders for CAN$6.1 million. Canmine Resources invested approximately CAN$1.0 million in pre-start planning, engineering and process testing and spent an added CAN$5.3 million in modifications to allow for making of value added cobalt chemicals from a variety of feedstocks.

The modifications to the 36569 Yukon refinery were completed on time and on budget in early 2002. This work was conducted under the guidance of AMEC plc, formerly Agra Simons Ltd., a major engineering firm. Control over refinery operations was turned over to Canmine Resources' management in April 2002.

By mid-July of 2002, the refinery's systems and tanks were fully charged with feed and commissioning commenced. During this commissioning period, the process loading required 52 days. The refinery produced a non-commercial run of approximately 1,845 pounds of cobalt carbonate and 2,215 pounds of nickel carbonate, prior to management's decision to place the facility on a care and maintenance program when Canmine Resources filed for protection under the Companies' Creditors Arrangement Act (Canada). After being in operation for only three months, including the loading procedures, it was found that the refinery processes faced a number of challenges as some unit operations did not perform as required for the refinery to achieve the desired product quality or reasonable level of cobalt recovery. This was confirmed by a study of results from 2002 by a professional process engineering firm commissioned by 36569 Yukon in March 2004 that identified significant shortcomings in the design basis of the refinery, which need to be addressed before the refinery can be restarted.

Canmine Resources planned output during the first full year of operation was 300 tonnes of cobalt contained in the value-added chemical form of cobalt carbonate. Based on feedstock blends anticipated to be available at the time, it was anticipated that the refinery would also produce about 100 tonnes of nickel, 70 tonnes of copper and up to 75,000 ounces of silver contained in purchased concentrate. Canmine Resources' expansion plans envisioned phase two and phase three capacity increments to 1,000 tonnes and 2,000 tonnes, respectively, contained in value added compounds. Other by-products that could be recovered in the refinery include nickel, copper, silver, gold or platinum elements in residual or concentrate form.

Although the annual design capacity of the 36569 Yukon refinery is 300 tonnes, it is based on the assumed characteristics of the low grade tailings that Canmine Resources had purchased in 2000 from Agnico-Eagle Mines Limited as a partial feedstock to blend with higher grade material. 36569 Yukon did not acquire the Agnico-Eagle Mines feedstock when 36569 Yukon purchased the refinery out of bankruptcy. Agnico-Eagle Mines had operated a local silver refinery that had been closed for a number of years. The acquired concentrate graded less than 3% cobalt and also contained approximately 12% arsenic, a characteristic that complicated the refining process.

In 2004, 36569 Yukon engaged a professional process engineering firm to test, analyze and study mine tailings samples from a potential tolling client with the view to establishing the characteristics of the refined product and order of magnitude operating costs. The results of this study were that essentially new feed preparation, product drying and vent scrubbing equipment were required for effective and efficient operation of 36569 Yukon's refinery. Furthermore, modifications and relocation of some existing equipment associated with the leaching, purification and precipitation systems were also recommended. The costs associated with these recommendations ranged from approximately CAN$3.1 million to CAN$4.1 million. Considering the variability of the feedstocks that may become available, the engineering firm recommended a budget of approximately CAN$5.0 million for the necessary upgrades over a nine to twelve-month period, including contingencies. 36569 Yukon approved and committed to a business plan and expects to commence operations in the latter part of 2005. 36569 Yukon is currently identifying alternative feedstocks for use in the refinery. Such alternate feedstocks include waste metals, waste chemicals, recyclables and excess feedstocks from other Canadian cobalt producers. For example, the tungstan carbide tool industry uses cobalt material as a bonding agent. The 36569 Yukon refinery may be used to recover cobalt from the waste materials generated in this process. 36569 Yukon expects to complete an engineering study in the summer of 2005 to evaluate the costs and quality of the cobalt related products which can be produced from these alternate feedstock sources to determine which alternative feedstock source provides the most attractive financial return. Once 36569 Yukon has completed this evaluation, it will complete the necessary modifications and commence operations. According to the business plan, it is expected that 36569 Yukon will start to generate positive cash flows from operation in the fiscal year 2006, and will start to pay interest on the debentures in the fiscal year 2007 and pay off the debentures in the fiscal year 2014 under the terms of the debentures.

Principal Holders of Voting Securities of 36569 Yukon

We hold a 49.2% interest in 36569 Yukon through Blue Earth Refineries (Canada). Blue Earth Refineries (Canada) holds 49.2% of 4025776 Canada, which in turn holds 100% of the share capital of 36569 Yukon. 4025776 Canada is held by third parties unrelated to our company, 45.3% by First Equity Securities AG, 2.9% by Holinger Asset Management AG, and 2.6% by Gemarfin SA. The involvement of these three third parties in the operations of 36569 Yukon is limited to evaluating and consenting to the expenditures proposed by management of 36569 Yukon.

Revenues

At present, the revenue earned by our company comes from cobalt sales of Kasese Cobalt Company. In December 2003, Kasese Cobalt Company, through Danzas Corporation, agreed to sell 360 tonnes of cobalt to a buyer at a price of $17.20 a pound. As of September 30, 2004, a total shipment of 682,811 pounds of cobalt was made, of which 44,313 pounds of cobalt was sold for $22.70 per pound and 638,498 pounds (or approximately 290 tonnes) of cobalt was sold for $17.20 per pound. Kasese Cobalt Company has entered into a distribution agreement with Danzas, a wholly-owned subsidiary of MFC Commodities GmbH (which in turn is a subsidiary of MFC Bancorp), whereby Kasese Cobalt Company is paid $12 per pound in cash. With the excess of net cash received above $12 per pound, 50% is applied against the $140.0 million debt that Kasese Cobalt Company owed us, and the other 50% is retained by Danzas. Danzas has entered into a sales contract with MFC Commodities under whi ch MFC Commodities is responsible for world sales, sales financing and production performance of Kasese Cobalt Company for a fee of $1.50 per pound sold. This distribution agreement between Kasese Cobalt Company and Danzas will be assigned to our company upon the completion of the plan of arrangement. The diagram below illustrates the marketing and distribution agreements (as well as ownership and debt financing) surrounding our company.

Monthly production since start-up has increased from 30 to 55 tonnes. The expected capacity of the Kasese Cobalt Company refinery is 60 tonnes per month. The revenue generated will depend upon sale volume, monthly production tonnage attained and the world cobalt price.

Principal Market

Kasese Cobalt Company markets, through Danzas, its production to metal traders who in turn sell the cobalt to the end user. Kasese Cobalt Company does not have any direct connection with the end user but believes that the final users are located in China and to some extent in the European Union.

Seasonality of our Business

Kasese Cobalt Company's cobalt production is subject to seasonal variation in the wet and dry seasons in western Uganda. During the two dry spells per year (January and February, and June and July), the output of the Mubuku III power station is reduced. During these periods, power failures of the national grid cause interruptions to production, which cause a loss of production quantity as well as a deterioration of quality. The wet season may also cause temporary disruptions to the ability to deliver production to Mombassa due to local road conditions. The on-site diesel generators cannot always compensate for national grid failures in time of low output from the Mubuku III power station.

Sources and Availability of Raw Materials

The source of raw materials for the Kasese Cobalt Company refinery is restricted to the pyrite stockpile located on the Kasese Cobalt Company refinery property. This stockpile contained an estimate of 920,000 tonnes of pyrite when the project was started (which was later reduced as the result of a more detailed survey in November 2000), and on July 31, 2004, there were approximately 570,000 tonnes remaining to be processed. At the expected rate of consumption, the remaining stockpile will be exhausted in eight years time. At that time, the site may have to be rehabilitated and abandoned. Due to the remoteness of the Kasese Cobalt Company site, it is not economic to import raw material to extend the life of the refinery.

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

Kasese Cobalt Company has all the required permits and licenses to conduct its present business. These are extensive and varied, ranging from government royalty agreements and effluent discharge permits to a local business license. The process utilized by Kasese Cobalt Company was developed, in concert with the Bureau de Recherches Géologiques et Mineres (a French company operating in the geoscience research and development field), during the planning and commissioning of the project. The process has subsequently been modified to such an extent that it has evolved into a process unique unto itself. There is no assurance that Bureau de Recherches Géologiques et Minères would not claim a proprietary interest in the process, and in previous years, there were discussions as to who held the proprietary rights to the cobalt extraction process. Kasese Cobalt Company is of the opinion that all proprietary rights to the process utilized by Kasese Cobalt Company are the property of Kasese Cobalt Company.

Kasese Cobalt Company enters into various contracts for the supply of limestone, hydrated lime, petroleum, energy and chemicals used in the production process in the normal course of business. Other permits and licenses include: waste water discharge, surface water abstraction, withholding tax exemption, keeping financial records in US dollars, limestone blasting, embedded power producer sales, power generation, cobalt export, employees union agreement, property and limestone quarry leases.

Cobalt output is budgeted at 60 tonnes a month or 720 tonnes annually (approximately 1,587,000 pounds). Kasese Cobalt Company, through Danzas, has committed 360 tonnes of its annual production to a single buyer at $17.20 a pound under a contract expiring in March 2005. As of July 2004, spot prices for cobalt were $24.00 a pound but producers commit production to lower prices to ensure uninterrupted operations and to lock in future revenue.

36569 Yukon currently owns no patents or licenses and it has no material contracts other than the Trust Indenture dated August 8, 2003 between 36569 Yukon and Thurn & Taxis Capital Management AG relating to the secured income debentures due 2013.

Competitive Conditions

Many of our competitors are national or international companies with far greater resources, capital and facilities than us. Most of these companies produce cobalt in concert with the production of one or more other metals. In such cases, cobalt is usually produced as a secondary metal for as long as the production of the major metal or metals is economic, as a contribution to overheads without absorbing an economic share of production and overhead costs. This is not the case with our company, which is currently engaged in the recovery and refining of cobalt only. Our dependence on the refining of a single metal means that if cobalt market prices fall and remain depressed for a sustained period of time, we may be forced to halt our business operations and to again place our facilities on a care and maintenance program.

Even if the market price of cobalt were to improve sufficiently to make our refining operations economically viable, the reactivation phase could take some time if changes in technology, permit requirements, environmental legislation or other operational considerations required us to undertake significant upgrades to our facilities. Those of our competitors who may have been able to fund the operational status of their facilities through the production and sale of other metals during the period of our care and maintenance program would likely be able to recommence their cobalt refining operations much more quickly than us, and thereby stand a much better chance of taking a lead in market share for cobalt sales.

Governmental Regulations

Refining operations are subject to a wide range of government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed, any of which could have the effect of reducing or preventing us from exploiting any pyrite deposits on our property.

C. Organizational Structure

We are presently a wholly-owned subsidiary of MFC Bancorp. MFC Bancorp is an international merchant banking company. Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading in commodities, financing of commercial trade, and proprietary investing. MFC Bancorp also provides industrial and engineering services.

MFC Bancorp makes its proprietary investments as part of its overall merchant banking activities, and seeks to realize gains on such investments over time. MFC Bancorp generally invests in distressed businesses or assets whose intrinsic value is not properly reflected in their share or purchase price, often as a result of financial or operating inefficiencies. MFC Bancorp generally seeks investments where its financial and management expertise can add or unlock value, rather than passive investments.

MFC Bancorp conducts its merchant banking business in a highly integrated and co-ordinated manner. MFC Bancorp's integrated approach provides substantial cross-selling opportunities for its subsidiaries and its clients, and permits MFC Bancorp to participate in a broad range of businesses through its various subsidiaries. This, in turn, provides MFC Bancorp with multiple revenue sources on a consolidated basis, and gives it substantial flexibility in structuring business relationships, revenues and transactions with the view to maximizing revenues from particular businesses or opportunities.

Upon the distribution of all of our Ordinary shares to the shareholders of MFC Bancorp, our company will cease to be wholly-owned by MFC Bancorp and will cease to be a company within MFC Bancorp's corporate group. Those holders of common shares of record of MFC Bancorp on that date which is ten business days following the effective date of this registration statement will be entitled to participate in the distribution of our issued and outstanding Ordinary shares by MFC Bancorp. Each holder of MFC Bancorp common shares is expected to receive one Ordinary share of our company for each common share of MFC Bancorp held by such holder as at such record date.

We currently hold a majority interest in one subsidiary and a 100% interest in another subsidiary. The names of our subsidiaries, their jurisdiction of incorporation, our percentage voting ownership and the owner of such interests are as follows:

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Owner of Interests	Shareholding of the Owner of Interests
Kasese Cobalt Company Limited	Uganda	Blue Earth Refineries Inc.	75.0%
Blue Earth Refineries (Canada) Inc.	Yukon, Canada	Blue Earth Refineries Inc.	100.0%

Blue Earth Refineries (Canada) holds 49.2% of the issued and outstanding shares of 4025776 Canada which, in turn, holds all of the issued and outstanding shares of 36569 Yukon.

We expect that if Kasese Cobalt Company achieves its targeted refining capacity of 60 tonnes of cobalt cathodes per month, the break-even price will be $9 per pound, and at 55 tonnes per month, the break-even price will be $10 per pound. For every $1 per pound movement in the cobalt cathode price above break-even price, Kasese Cobalt Company's pre-tax cash flow moves in direct proportion by approximately $1.5 million at our projected production level. Current Kasese Cobalt Company tax losses amount to approximately $164.7 million.

D. Property, Plants and Equipment

Our executive office is located at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. This space accommodates all of our executive and administrative offices.

We believe that our existing facilities are adequate for our needs through the end of the year ending June 30, 2005. Should we require additional space at that time, or prior thereto, we believe that such space can be secured on commercially reasonable terms.

Kasese Cobalt Company Cobalt Refinery

We hold a 75% interest in Kasese Cobalt Company which owns and operates a cobalt refinery located in Uganda. Due to weak cobalt prices, MFC Bancorp placed the plant on a care and maintenance program under which all cobalt production had ceased by September 2002. Due to significantly improved cobalt prices, operations were recently recommenced at the plant, and it is now engaged in the extraction of cobalt from the pyrite stockpile. As of July 31, 2004, the stockpile contained approximately 570,000 tonnes of material with an average grade of 1.38% cobalt. The plant recovers cobalt metal from cobalt concentrate using a combination of bio-leaching, solvent extraction and electro-winning. Site construction of the plant commenced in November 1997 and was completed on July 1, 1999. Plant commissioning ran into various difficulties which continued from completion until June 30, 2001. The plant currently employs approximately 255 personnel.

Cobalt output at the refinery is budgeted at 60 tonnes a month or 720 tonnes annually (approximately 1,587,000 pounds). The original design parameters of the project included an annual refining capacity of 1,000 tonnes of cobalt. The Kasese Cobalt Company refinery has not been able to attain the targeted refining capacity, resulting in higher refining costs per unit produced.

Kasese Cobalt Company also holds a hydro-electric power station with three hydro-electric generation units with a capacity of 9.9 megawatts. The power requirements of the Kasese Cobalt Company refinery range between seven and eight megawatts. Excess power, when available, can be sold into the Ugandan Electrical Transmission Company's power grid for local use. The hydro-power plant is approximately 22 kilometres from the cobalt refinery. Demands for electricity on the western Ugandan power grid continue to be in excess of generating capacity during heavy load periods.

The site of the refinery is three miles south of Kasese on the Kasese to Mbarara Road. The latitude and longitude references are 30 degrees, 5 minutes east and 0 degrees, 9 minutes north. The refinery site is 1,250 metres long by 750 metres wide. There is a further 40 hectares of adjacent land owned by Kasese Cobalt Company which is available for tailings pond expansion.

Map of Uganda and the area surrounding Kasese

Map of the area surrounding Kasese Cobalt Company with the location of the refinery indicated at "Kasese Cobalt Company"

The Kasese Cobalt Company refinery recovers a cobalt containing slurry from the stockpile using water cannons. The runoff solution is collected in a reclaim slurry tank at a density of 1.45 tonnes per cubic metre which increases to a density of 1.8 cubic metres in the pyrite feed tank.

The pH level in the feed tank is regulated by the addition of crushed limestone mined at a local quarry, which is leased from Kilembe Mines at a cost of $1 per tonne mined. All blasting and recovery operations are conducted by Kasese Cobalt Company and produce approximately 200 tonnes per day depending on the level of reserve inventory on hand. This limestone is processed through a ball mill before being introduced to the leaching process to ensure fine and even textured material.

Kasese Cobalt Company utilizes bioleaching as the primary stage of cobalt removal. There are five bioleaching tanks each with a production utilization capacity of 1,280 cubic metres. During normal production, these tanks contain 23.5 tonnes of cobalt in solution. The tanks are mechanically agitated while air is being forced through the pyrite solution to create the necessary environment for the bioleach bacteria to break down the raw material into a solution which can be fed through the iron removal and stabilization phases of the process.

In the iron removal stage, the solution pH is adjusted to precipitate the iron content and a belt filter process removes the solids contained in the solution. The belt filter has a capacity of 65 cubic metres per hour.

The solution is then fed into the lower terrace for solvent extraction of the other metals in solution. Using pH adjustment and various chemicals, the trace metals are separated into different streams. Zinc is extracted followed by nickel and copper which are recovered in the form of hydroxides. These processes result in an electrolyte solution containing between 4.5 and 5.0 grams of cobalt per litre which is then electroplated into 99.8% cobalt metal in the electrowinning tank house. The cobalt is, by electrolysis, plated onto cathodes which are then removed in rotation and the cobalt metal is recovered for cleaning, burnishing and crushing into the final product, crushed cathode cobalt.

Effluent from the process is treated to precipitate contaminates and discharged into tailings dams. Once the discharge complies with environmental discharge standards, it is then released to the Rokoki River at a rate of 104 cubic metres per hour.

The operation of the Kasese Cobalt Company refinery requires seven to eight Megawatts of electrical power when operating at full capacity. When there is sufficient flow in the Mubuku River, this power can be generated by Kasese Cobalt Company's power station, Mubuku III. Mubuku III power station incorporates three turbine generators with generating capacity of 3.3 megawatts each. There is no storage dam incorporated into the power station facility and, at times of low river flow, the electrical need of the refinery must be supplemented by the four, one megawatt, diesel driven generators or the Ugandan Electrical Transmission Company supply grid. Due to the distance from the national generation facility on the Nile River and the quality of the distribution lines to western Uganda, grid blackouts and load shedding occur on a frequent basis. This is especially true when Kasese Cobalt Company is drawing relatively large amounts of electricity at times of low river levels. These power interruptions have a serious impact on the quantity and quality of refined cobalt.

The Kasese Cobalt Company is supported by a limited infrastructure. All transportation to and from the refinery is only by road. The main road from Kasese to Mbarara passes the entrance gate to the refinery. For housing, Kasese Cobalt Company has an enclosed expatriate village comprised of five housing units and also rents five housing facilities for senior personnel in the Kasese township, which is three miles from the refinery. Local and junior staff provide their own accommodation in Kasese. Buses owned by the company are provided to transport employees to and from central locations in Kasese. Outside communications with the refinery are via the Ugandan telephone network, mobile phone connection, facsimile and e-mail internet connection. All of these communication services are subject to frequent interruption. Radio communication is utilized for communications within the refinery and to the hydro-power station. Security for all compan y locations is provided by a professional security company, Securicor Grey (Uganda) Ltd., on a 24-hour per day, seven days per week basis. The security force is comprised of 55 personnel and senior administrative staff. Kasese is a community of approximately 10,000 in population and has electrical power and septic sewer facilities in the sections of town inhabited by employees of the company. The town supports two banks, several petrol stations, restaurants, guest houses, a hotel and the usual array of retail establishments for eastern Africa.

36569 Yukon Cobalt Refinery

We hold 100% of the issued and outstanding shares of Blue Earth Refineries (Canada), the Yukon corporation formed by the amalgamation of 4025750 Canada, New Sutton Canco and New Nature Canco. Blue Earth Refineries (Canada) owns a 49.2% interest in 4025776 Canada which in turn holds 100% of the issued and outstanding shares of 36569 Yukon. 36569 Yukon owns a cobalt refinery located in Lorrain Township, 450 kilometres north of Toronto, Ontario, Canada. It is adjacent to Highway #567 and is approximately three kilometres Northeast of North Cobalt, Ontario, Canada.

Map of the location of the 36569 Yukon refinery

Map of the area surrounding the 36569 Yukon refinery

The 36569 Yukon refinery is a hydrometallurgical cobalt extraction facility employing environmentally compatible and commercially proven technologies. Unlike the Kasese Cobalt Company project which produces cobalt metal through an electrowinning process, the 36569 Yukon refinery produces cobalt compounds that are generally priced at a premium to cobalt metal.

36569 Yukon owns 40.2 acres (16 hectares) of land in North Cobalt, Ontario, Canada. Specifically, the site is located in the northern half of Lot 1, Concession 12, Lorraine Township, District of Timiskarning in Ontario, Canada. The site consists of a cobalt refinery building, a tank farm and tailings pond.

The refinery building encompasses 34,676 square feet and house a variety of hydrometallurgical processing equipment including a pressure acid leach system, a solvent extraction system, a Merril-Crowe precipitation process, drying, packing and storage areas.

The tank farm has three above ground storage tanks: two with a 41,000 litre capacity and one with a 93,000 litre capacity. There are no underground storage tanks on the property. The tailings pond has a capacity of 23,300 cubic meters.

The refinery has all environmental permits required for operation and an active monitoring plan to maintain compliance with the permit requirements.

Plan of Operations

Our current overall plan is to operate the Kasese Cobalt Company refinery only during such time when cobalt market price makes operations profitable, until its pyrite stockpile is exhausted. Our immediate focus is to achieve a steady capacity production level while the cobalt price is at the present profitable levels. Our secondary goal is to reduce the costs of production through the reduction in the volume of refining chemicals being consumed. This is an ongoing process and management believes that, given a stable level of production, considerable savings can be achieved.

In 2004, 36569 Yukon engaged a professional process engineering firm to test, analyze and study mine tailings samples from a potential tolling client with the view to establishing the characteristics of the refined product and order of magnitude operating costs. The results of this study were that essentially new feed preparation, product drying and vent scrubbing equipment were required for effective and efficient operation of 36569 Yukon's refinery. Furthermore, modifications and relocation of some existing equipment associated with the leaching, purification and precipitation systems were also recommended. The costs associated with these recommendations ranged from approximately CAN$3.1 million to CAN$4.1 million. Considering the variability of the feedstocks that may become available, the engineering firm recommended a budget of approximately CAN$5.0 million for the necessary upgrades over a nine to twelve-month period, including contingencies. ..

The recently tested potential feedstock sources for the 36569 Yukon refinery all originated in Congo. Recently, the Congolese government has indicated its intent to temporarily ban the export of cobalt bearing sources. Indications are that processing of the material prior to export from Congo may become a requirement and this processing would increase the cobalt concentration of the material. The resumption of export from Congo of this enhanced material could serve as an attractive feedstock source.

36569 Yukon approved and committed to a business plan and expects to commence operations in the latter part of 2005. 36569 Yukon is currently identifying alternative feedstocks for use in the refinery. Such alternate feedstocks include waste metals, waste chemicals, recyclables and excess feedstocks from other Canadian cobalt producers. For example, the tungstan carbide tool industry uses cobalt material as a bonding agent. The 36569 Yukon refinery may be used to recover cobalt from the waste materials generated in this process. 36569 Yukon, based on a preliminary study, found that such alternate feedstocks provide a higher cobalt-grade and cheaper transportation costs than the feedstock sources from Congo. 36569 Yukon expects to complete an engineering study in the summer of 2005 to evaluate the costs and quality of the cobalt related products which can be produced from these alternate feedstock sources to determine which alternative feedstock source provides the most attractive financial return. Once 36569 Yukon has completed this evaluation, it will complete the necessary modifications and commence operations. According to the business plan, it is expected that 36569 Yukon will start to generate positive cash flows from operation in the fiscal year 2006, and will start to pay interest on the debentures in the fiscal year 2007 and pay off the debentures in the fiscal year 2014 under the terms of the debentures.

ITEM 5 - Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the two years ended June 30, 2004 and 2003 should be read in conjunction with our consolidated financial statements and related notes included in this registration statement. Our financial statements included in this registration statement were prepared in accordance with United States generally accepted accounting principles, except for the financial information for 4025776 Canada Inc., which has been prepared in accordance with Canadian generally accepted accounting principles.

In December 2003, Sutton Park transferred its investment in Kasese Cobalt Company to us at carrying value. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, the operations of Kasese Cobalt Company have been reflected in these consolidated financial statements since August 2002, the date of acquisition of Kasese Cobalt Company by Sutton Park. Accordingly, the results for the year ended June 30, 2003 covered the operations of Kasese Cobalt Company for approximately 11 months from August 2002 to June 2003. We had no operations prior to August 2002, which eliminated the need of results for the year ended June 30, 2002.

Furthermore, Sutton Park also transferred to us its 49.2% equity interest and its advances to an equity method investee at carrying value. The investee owns a cobalt refinery in Ontario, Canada. Our proportionate share in the result of this equity investee has been reflected in these consolidated financial statements since August 2003, the date of acquisition of the investee by Sutton Park.

A. Operating Results

Our results of operations have been, and may continue to be, affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Factors of a local nature, which include the political, social, financial and economic stability, the availability of capital, technology, workers, engineers and management, geological factors and weather conditions, also affect our results of operations. See "Key Information - Risk Factors". As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period.

The spot market for cobalt is negotiated between the producers or an intermediary trader and the end user. Cobalt is not listed on any trading exchange, so no official current market price exists. Western Mining Corporation offers small quantities (usually five or ten tonne lots) for sale on its company web site. The London-based Metal Bulletin magazine is published weekly and gives high and low prices for 99.3% and 99.8% cobalt. These prices are produced from information made available to the magazine and do not purport to reflect the average of all transactions. Many producers and customers enter into long term contracts for the supply of a given volume of cobalt at prices that are fixed or determined by formula (based on Metal Bulletin or Western Mining quotes). Within the two concentrate grades of 99.3 and 99.8% there is a large variation in level of various impurities measured in parts per million. Some impurities are of a major concern to some con sumers and not to others, depending on the final product incorporating the metal. Thus the market is further complicated by these different levels of acceptability. The cobalt produced by Kasese has tended to be priced at between the low and high prices for 99.8% concentrate grade cobalt. Due to the recent volatility of prices, consumers have purchased heavily when prices were rising, fearing higher costs and have avoided any inventory build up as prices fall, waiting for better costs.

Year Ended June 30, 2004 Compared to Year Ended June 30, 2003

The Company sold 353,572 pounds of cobalt for $5.0 million in the fiscal year 2004, compared to 178,573 pounds for $1.0 million in the fiscal year 2003. The average net price realized was $14.20 per pound in the fiscal year 2004, compared to $5.87 per pound in the fiscal year 2003. Kasese Cobalt Company was placed on a care and maintenance program in September 2002. It resumed production in 2004.

Kasese Cobalt Company earned $0.4 million from power sales in each of the fiscal year 2004 and 2003. Its hydro-power plan generates electricity for its own use, and any excess power, when available, is sold to a government power company. The cost of operating Mubuku III power station is not significant, amounting to approximately $30,000 per month (representing approximately 3% of the total monthly operating costs of producing cobalt at the Kasese Cobalty Company refinery). The cost of sales was $3.7 million and $0.6 million for the fiscal year 2004 and 2003, respectively. The rehabilitation expense was $0.3 million and $6,000 for the fiscal year 2004 and 2003, respectively. The gross profit was $1.7 million and $0.9 million for the fiscal year 2004 and 2003, respectively.

The general and administrative expenses were $1.7 million and $1.2 million for the fiscal year 2004 and 2003, respectively. The operating loss was $0.3 million for each of the fiscal year 2004 and 2003.

During the fiscal year 2004, we recognized a equity loss of $0.5 million, representing our proportionate share in the operating loss of our equity method investee. We did not have an equity method investment in fiscal year 2003. The interest expenses were nil and $2.7 million for the fiscal year 2004 and 2003, respectively. The interest expenses were accrued on the bank indebtedness, which were subsequently acquired by Sutton Park during the fiscal year 2003 and assigned to us.

The net loss was $0.5 million (or basic and diluted loss per share of $9.54) and $2.6 million (or basic and diluted loss per share of $51.10) for the fiscal year 2004 and 2003, respectively.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with applicable generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgements and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgements become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements included in this registration statement.

Revenue Recognition

Sales revenue is recognized in the period during which the cobalt has been shipped from the refinery, its title has passed to the selling agent, the amount of the revenue is fixed, agreed or determinable and the collectibility is reasonably assured.

Valuation of Equity Method Investments

We have certain investments which are accounted for by the equity method. Under the equity method, the investment is initially recorded at cost, then reduced by dividends and increased or decreased by our proportionate share of the investee's net earnings or loss.

When there has been a loss in value other than a temporary decline, the investment will be written down to recognize the loss. The write-down is included in the determination of income.

A decline in value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect the prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. We regularly review our position to determine whether an other than temporary decline exists.

In determining whether the decline in value is other than temporary, quoted market price, if available, is not the only deciding factor. We consider, but such consideration is not limited to, the following factors:

(a)	trend of the quoted market price and trading volume, if available;

(b)	financial position and results for a period of years;

(c)	liquidity or going concern problems of the investee;

(d)	changes in or reorganization of the investee and/or its future business plan;

(e)	outlook of the investee's industry;

(f)	the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and

(g)	our business plan and strategy to divest the security or to restructure the investee.

Impairment of Long-Lived Assets

We periodically evaluate long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, we estimate future cash flows expected to result from the use of the asset and its eventual disposition. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require our management to make subjective judgements. In addition, the time periods for estimating future cash flows is often lengthy, which increases the sensitivity of the assumptions made. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. Our management considers the likelihood of possible outcomes in determining the best estimate of future cash flows.

Rehabilitation Provision

Our refinery activities are subject to various laws, statutes, ordinances and contracts governing the protection of the environment. We adopt SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel.

In compliance with the SFAS No. 143, we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, we capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. In periods subsequent to initial measurement, we recognize period-to-period changes in the liability for an asset retirement obligation resulting from (a) the passage of time and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

Accounting for rehabilitation provision requires management to make estimates of the future costs that we will incur to complete the reclamation and remediation work required to comply with the current laws, statutes, ordinances and contacts. We base on the current data to estimate the future costs. We also need to make interpretation of such laws, statutes, ordinances and contacts, and our interpretation may be different from that of the lawmakers, regulatory agencies or other contracting parties. Furthermore, future changes and amendment to the laws, statutes, ordinances and contracts usually increase the extent of the reclamation and remediation work required to be performed. Actual costs incurred in the future periods could differ our current estimates. Any such increases in the future costs could have material adverse impact on our financial positions and result of operations.

Inventories

Currently, we recover and refine cobalt. Based on engineering estimates, as of October 31, 2004, the remaining pyrite stockpile at the Kasese Cobalt Company refinery is approximately 559,000 tonnes and at a contained cobalt level of 1.38% and a processing efficiency of 70%, this stockpile will yield approximately 5,400 tonnes of saleable cobalt or approximately 7.5 years at full capacity of 720 tonnes of saleable cobalt per year.

Our inventories also consist of spare parts and materials, work-in-progress and finished goods. Spare parts and materials are stated at the lower of the weighted average cost or replacement cost. We review the valuation allowance periodically. The primary factors that affect the valuation allowance include the short-term and long-term metals prices and the current production process which includes, but not limited to, the input factors such as labor, fuel and energy, materials and supplies, the quality of the finished goods, the production level, productivity and efficiency.

Work-in-progress represents materials that are currently in the process of being converted into a saleable product. We measure the work-in-progress in term of a percentage of finished goods. Such estimation is based on our production and process engineering reports. The work-in-progress is valued at the weighted average cost of production and the net realizable value of its finished product less additional cost to complete, whichever is lower.Finished goods of cobalt are stated at the lower of weighted production cost or net realizable value.The production costs include the material cost, depreciation, direct labor and manufacturing overhead.

We review the valuation allowance for the work-in-progress and finished goods periodically, and not less than on a quarterly basis.

The allocation of cost to work-in-progress and finished goods involves the use of estimates and assumptions, which include the production and engineering data. A degree of judgment is involved in determining such assumptions and estimates and no assurance can be given that actual results will not differ significantly from the corresponding estimates and assumptions, until all work-in-progress has been converted into finished goods.

We review our inventory activity reports regularly, and perform a stock count at least once a year. We review our inventory activity reports as part of our production planning and control procedure, as well as financial control. During such review, we identify the slow-moving, obsolete or excess spare parts and materials, if any. Our production engineers may modify our production process, to a limited extent, to use such slow-moving or excess materials in the production, or put them into alternative use. The slow-moving items may indicate that such items are damaged. The management usually review the inventory activity reports with our finance department to determine whether a write-down or valuation allowance is required. Unless the items are badly damaged, the review of the slowing moving, excess or obsolete items and their alternative use are judgmental and their ultimate outcome may be different from what we estimate. Since we re-started our production in February 2004 and we did not have a sig nificant amount in inventories, we did not expect that the provision for obsolescence, damage or excess would have a significant impact on our financial positions as at June 30, 2004.

Recent Developments

At the Kasese Cobalt Company refinery, from June 30, 2004 to October 30, 2004, the average monthly production level was 51 tonnes. Due to some temporary mechanical difficulties during that period, the management of Kasese Cobalt Company rescheduled a maintenance-reduced production period from January and February 2005 to November and December 2004. As a result of this maintenance-reduced production period, the production during November 2004 was reduced to 37 tonnes and we expect the Kasese Cobalt Company refinery to produce approximately 45 tonnes in December 2004 with production to return to normal levels beginning in January 2005.

Since June 30, 2004, the price of cobalt has experienced market volatility. The Company sold 329,238 pounds of cobalt for $4.6 million in the quarter ended September 2004 in which the average net price realized was $13.85 per pound. The market price per pound for the type of cobalt sold by Kasese Cobalt Company declined from $24.00 on June 30, 2004 to a low of $15.50 in November 2004 before increasing to $18 in early December 2004.

B. Liquidity and Capital Resources

As of June 30, 2004, we had cash on hand of $17,000 and as of June 30, 2003, we had cash on hand of $0.2 million. We have only recently commenced generating revenue from sales of cobalt.

Operating Activities

The operating activities used cash of $68,000 in the fiscal year 2004, compared to $0.5 million in the fiscal year 2003. An increase in the amount due from Danzas used cash of $0.9 million in the fiscal year 2004, compared to nil in the fiscal year 2003. An increase in inventories used $2.9 million in the fiscal year 2004, compared to $6,000 cash provided from a decrease in inventories in the fiscal year 2003. An increase in the amount due to MFC Commodities provided cash of $1.4 million in the fiscal year 2004, compared to nil in the fiscal year 2003.

Our subsidiary, Kasese Cobalt Company, has entered into a distribution agreement with Danzas, pursuant to which Danzas has been granted exclusive worldwide rights to market and sell Kasese Cobalt Company's entire production of cobalt metal broken cathodes at a purchase price of $12 per pound, plus 50% of the difference between $12 per pound and the net selling price per pound attained by Danzas from its customers (see "Major Shareholders and Related Party Transactions - Related Party Transactions"). Kasese Cobalt Company has assigned a portion of the potential cash flow generated from its agreement with Danzas as repayment of the Kasese Cobalt Company's debt payable to us so that the net amount per pound of cobalt to be received from Danzas is $12 in cash and 50% of the balance of the proceeds (net of $1.50 sales and guarantee fees) will be applied against the debt owed to us. Danzas, in turn, has entered into a sales agency agreement with MFC Commoditi es whereby Danzas has appointed MFC Commodities as its agent for the sale of Kasese Cobalt Company's broken cathodes. On January 28, 2004, MFC Commodities entered into a cobalt sales contract with an unrelated third party, pursuant to which this third party has agreed to purchase a total of 360 tonnes of cobalt metal broken cathodes of Kasese production, or equivalent, between March 1, 2004 and March 31, 2005 at a price of $17.20 per pound. These agreements have the effect of setting a fixed price for cobalt and reducing our exposure to significant fluctuations in cobalt prices. We believe that these arrangements will permit us to generate sufficient cash flow from operations to meet our working capital and other requirements for the next twelve months. There are no material capital expenditures commitments at the Kasese Cobalt Company refinery as the refinery is completed. We incur regular maintenance charges at the Kasese Cobalt Company refinery.

In 2004, 36569 Yukon engaged a professional process engineering firm to test, analyze and study mine tailings samples from a potential tolling client with the view to establishing the characteristics of the refined product and order of magnitude operating costs. The results of this study were that essentially new feed preparation, product drying and vent scrubbing equipment were required for effective and efficient operation of 36569 Yukon's refinery. Furthermore, modifications and relocation of some existing equipment associated with the leaching, purification and precipitation systems were also recommended. The costs associated with these recommendations ranged from approximately CAN$3.1 million to CAN$4.1 million. Considering the variability of the feedstocks that may become available, the engineering firm recommended a budget of approximately CAN$5.0 million for the necessary upgrades over a nine to twelve-month period, including contingencies. 36 569 Yukon approved and committed to a business plan and expects to commence operations in the latter part of 2005. 36569 Yukon is currently identifying alternative feedstocks for use in the refinery. Such alternate feedstocks include waste metals, waste chemicals, recyclables and excess feedstocks from other Canadian cobalt producers. For example, the tungstan carbide tool industry uses cobalt material as a bonding agent. The 36569 Yukon refinery may be used to recover cobalt from the waste materials generated in this process. 36569 Yukon expects to complete an engineering study in the summer of 2005 to evaluate the costs and quality of the cobalt related products which can be produced from these alternate feedstock sources to determine which alternative feedstock source provides the most attractive financial return. Once 36569 Yukon has completed this evaluation, it will complete the necessary modifications and commence operations. According to the business plan, it is expected that 36569 Yukon will start to generate positive cash flows from operation in the fiscal year 2006, and will start to pay interest on the debentures in the fiscal year 2007 and pay off the debentures in the fiscal year 2014 under the terms of the debentures.

Investing Activities

The investing activities used cash of $75,000 on capital assets in the fiscal year 2004. In the fiscal year 2003, the investing activities provided cash of $0.7 million, primarily from cash acquired in connection with the acquisition of Kasese Cobalt Company.

Financing Activities

We did not have any financing activities during the fiscal years 2004 and 2003. Given current market demand for Kasese cobalt, we anticipate that our cash flow from Kasese Cobalt Company will meet our operating expenses.

We had no material commitments to acquire assets or operating businesses at June 30, 2004. We do not anticipate any acquisition of businesses or commitments to projects in the future. We intend to pay to our shareholder(s) distribution by way of dividends and/or return of capital in the future, subject to availability of cash and our capital requirements.

Foreign Currency

Substantially all of our operations are conducted in US dollars. The cobalt price is quoted and transacted in US dollars.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks.

We do not have any derivative instruments which are subject to the requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of products sold to our customers. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets and the economy, it could adversely affect our financial position and profitability.

C. Research and Development, Patents, Licenses, etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we have not expended any material amounts on research or development.

D. Trend Information

The commodity price of cobalt has a direct impact on our revenue prospects and our ability to raise capital. Generally in 2004, the trend for the price of cobalt has been upward. Although there is no assurance that this trend will continue, management is optimistic that the current price level will continue for the foreseeable future.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F. Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of June 30, 2004 that will require significant cash outlays in the future.

ITEM 6 - Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Blue Earth
Michael J. Smith Director, President and Secretary Age: 56	Director since 2004. As director, Mr. Smith is responsible for the management and supervision of our board of directors and of the affairs and business of our company. As President and Secretary, Mr. Smith is responsible for the day to day operations of our company, management of the financing functions of our company and for developing our strategic direction.
Shuming Zhao Director Age: 51	Director since 2004. As a director, Mr. Zhao is responsible for the management and supervision of the affairs and business of our company.
Dr. Kelvin K. Yao Director Age: 53	Director since 2004. As a director, Dr. Yao is responsible for the management and supervision of the affairs and business of our company.
Dr. Stefan Feuerstein Director Age: 52	Director since 2004. As a director, Mr. Feuerstein is responsible for the management and supervision of the affairs and business of our company.
Silke Brossmann Director Age: 36	Director since 2004. As a director, Ms. Brossman is responsible for the management and supervision of the affairs and business of our company.

Michael J. Smith - Director, President, Chief Executive Officer and Secretary

Mr. Smith has been our President, Chief Executive Officer, Secretary and a director since 2004. Mr. Smith has extensive experience in advisory services, corporate finance and restructuring. Mr. Smith is the President and Chief Executive Officer, since 1996, its Secretary since 1986 and a director since 1986 of MFC Bancorp, a public company with its common shares registered with the SEC under the Securities Exchange Act of 1934. Mr. Smith is also the President, Chief Financial Officer and a director of Trimaine Holdings, Inc., an 83% subsidiary of MFC Bancorp and a public company with its common shares registered with the SEC under the Securities Exchange Act of 1934. Mr. Smith is also Chief Executive Officer, Chief Financial Officer and a director of Cathay Merchant Group, Inc. (formerly Equidyne Corporation), a public company with its common shares registered with the SEC under the Securities Exchange Act of 1934. Until January 2004, Cathay Merchant Group focused on the needle-free drug delivery system. Cathay Merchant Group is in the process of seeking other business opportunities. Mr. Smith has spent less than 5% of his time on the affairs of our company.

Shuming Zhao - Director

Dr. Zhao has been a director of our company since 2004 and a director of MFC Bancorp since 2004. Dr. Zhao is a professor and the Dean of the School of Business, Nanjing University and the Dean of the School of Graduate Studies, Macau University of Science and Technology. Dr. Zhao is President of Jiangsu Provincial Association of Human Resource Management and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Dr. Zhao organized and held four international symposia on multinational business management in 1992, 1996, 1999 and 2002. Since 1994, Dr. Zhao has also acted as a management consultant for several Chinese and international firms. Since 1997, Dr. Zhao has been a visiting professor at the Marshall School of Business at the University of Southern California and he has lectured in countries including the United States, Canada, Japan, the United Kingdom, Germany, Australia, the Netherlands and Singapore. Since 2004, Dr. Zhao has been an independent director on the board of directors of Suning Electronic Co. Ltd. Dr. Zhao has spent less than 1% of his time on affairs of our company.

Dr. Kelvin K. Yao - Director

Dr. Yao has been a director of our company since 2004 and a director of MFC Bancorp also since 2004. Dr. Yao is a professor and the Chief of the Eye Center and Institute of Ophthalmology, Zhejiang University since 1992. As an expert in ophthalmic research and practice, Dr. Yao has been a member in various professional committees including the Vice Board President of the Chinese Society of Cataract and Intra-ocular Lens, the Vice Board Director of the Society of Ophthalmology, Zhejiang Provincial Branch of the Chinese Medical Association, and the Head of the Committee of Academic Degrees of the Medical Branch of Zhejiang University. Dr. Yao is also a board member of the Chinese Medical Academy Institute and the board director of several Chinese ophthalmic publications. Dr. Yao has spent less than 1% of his time on affairs of our company.

Dr. Stefan Feuerstein - Director and Vice-President

Dr. Feuerstein has been a director of our company since 2004. Dr. Feuerstein is also a director and Vice-President of MFC Bancorp and the Managing Director of MFC Capital Partners AG. Dr. Feuerstein has also been the Managing Director of the Industrial Investment Council of the New German States since 1997. From 1992 to 1996, he was the President of the Thuringian Economic Development Corporation (Germany). Dr. Feuerstein has spent less than 1% of his time on affairs of our company.

Silke Brossmann - Director

Ms. Brossmann has been a director since 2004. Ms. Brossmann is also a director of MFC Bancorp since 2003 and Cathay Merchant Group since 2004. She was the Head of Investor Relations with Prokurist and Head of Central Administration of Koidl & Cie Holding AG from 1999 to 2002 where she was responsible for investor relations and administration, including controlling, treasury, accounting and personnel. Since 2002, Ms. Brossmann has been an independent management consultant and the founder of All In One Management Services, a consultancy for controlling and financial relations for small and mid-sized companies. Ms. Brossmann has spent less than 1% of her time on affairs of our company.

There are no family relationships between any of our executive officers or directors of our company. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.

B. Compensation

During the fiscal year ended June 30, 2004, the aggregate remuneration paid to our directors and executive officers was nil.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended June 30, 2004 to our President and Secretary and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000:

SUMMARY COMPENSATION TABLE
		Annual Compensation		Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SAR's Granted	All Other Compen- sation
Michael J. Smith President, Secretary and Director	2004	Nil	Nil	Nil	Nil	Nil

Option Grants During the Most Recently Completed Financial Year

Our company did not grant any stock options during the financial year ended June 30, 2004.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

No options were exercised during the financial year ended June 30, 2004 and there are no options currently outstanding.

Option and SAR Repricing

No options were repriced during the financial year ended June 30, 2004.

Directors' Compensation

Our non-management directors receive $5,000 annually for their services and $150 for each meeting of directors that they attend. We also reimburse our directors and officers for expenses incurred in connection with their services as our directors and officers.

Stock Option Plan

Our company does not currently have a stock option plan and there are no stock options outstanding at the date of this registration statement.

C. Board Practices

The election and retirement of our directors are provided for in our Articles of Association. Each director holds office until his or her successor takes office or until his or her death, resignation or removal.

At our 2004 annual meeting of shareholders, each of our directors was elected for a five year term. Commencing with the 2009 annual meeting of shareholders, our directors are required to be divided into five classes: Class I, Class II, Class III, Class IV and Class V, as equal in number as possible.

At each annual meeting of shareholders held after 2009, the successors to the class of directors whose terms then expire must be identified as being of the same class as the directors they succeed, and will be elected to hold office for a term expiring at the fifth succeeding annual meeting of shareholders.

A successor to a director who resigns before the expiration of the director's term will be elected for the remaining term of the resigning director. If the number of directors changes, any newly created directorship or any decrease in directorships must be apportioned among the classes by the directors as to make all classes as equal in number as possible.

Subject to any subsequent amendment to change the number of directors, our company shall have a minimum of one director and a maximum of twenty directors.

Every vacancy in our board of directors may be filled by a resolution of our shareholders or of a majority of our remaining directors.

Our directors are not required to own shares, but are entitled to attend and speak at any meeting of our shareholders and at any separate meeting of our shareholders of any class of shares in our company.

Our Articles of Association also permit our directors to appoint another director or any other person to be the director's alternate provided that the director provides notice in writing to the registered office of our company upon such appointment. Every alternate director is entitled to be given notice of meetings of the directors and to attend and vote as a director at any such meeting at which the appointing director is not personally present. Every alternate director is deemed to be an officer of our company, and is not deemed to be an agent of the appointing director. If giving notice to a director of a resolution requiring his or her approval would result in undue delay or difficulty, the alternate director may approve the resolution on behalf of that director. The remuneration of an alternate director is payable out of the remuneration, if any, payable to the appointing director, in an amount as agreed between the alternate director and the appointing director. A director may at any time revoke the appointment of an alternate director by depositing written notice of the revocation at our company's registered office. Further, if a director dies or ceases to hold the office of director, the appointment of his or her alternate director will automatically terminate. None of our directors has appointed an alternate director under these provisions.

Audit Committee

Our company does not currently have an audit committee.

Compensation Committee

Our company does not currently have a compensation committee.

D. Employees

Currently, our company does not have any employees. As for our operating subsidiaries, Kasese Cobalt Company has approximately 255 employees, of which 140 employees belong to a non-compulsory Ugandan national union, Uganda Mines Metal and Allied Workers Union. Their current collective agreement is to expire on December 31, 2005, with remuneration negotiations due in December 2004 and January 2005. 36569 Yukon has four employees and is not a party to any collective agreement with any labor union.

E. Share Ownership

There were 50,002 Ordinary shares of our company issued and outstanding as of September 30, 2004. None of our directors or executive officers owned any shares in our company as of that date.

Pursuant to MFC Bancorp's plan of arrangement, our company will complete a stock split that will result in our company having issued and outstanding Ordinary shares equal in number to MFC Bancorp's issued and outstanding common shares as at the record date for the proposed distribution of the Ordinary shares by MFC Bancorp.

Upon consummation of the plan of arrangement, each holder of record of MFC Bancorp common shares will receive one Ordinary share of our company for each common share of MFC Bancorp registered in such holder's name. At present, only one of our directors and executive officers, Mr. Michael Smith, owns shares in MFC Bancorp. Accordingly, as illustrated in the following table, it is expected that the consummation of MFC Bancorp's plan of arrangement will result in none of our directors and executive officers, except Mr. Smith, owning any Ordinary shares in our company:

Name Office Held	Number of Common Shares Beneficially Owned Upon Consummation of MFC Bancorp's Plan of Arrangement	Percentage(1)
Michael J. Smith	607,000[2]	3.9%
Shuming Zhao	Nil	Nil
Dr. Kelvin K. Yao	Nil	Nil
Dr. Stefan Feuerstein	Nil	Nil
Silke Brossmann	Nil	Nil

(1)     Based on 15,551,588 common shares of MFC Bancorp issued and outstanding as at September 30, 2004, which included 1,870,000 MFC Bancorp common shares held in trust for Trimaine Holdings, Inc., an 83% subsidiary of MFC Bancorp.

(2)     Of this amount, 85,000 shares will be indirectly owned by the director and the balance will be owned by a company owned by a family relative of the director.

The voting rights attached to the Ordinary shares to be distributed to or that may subsequently be acquired by our executive officers and directors will not differ from those voting rights attached to Ordinary shares to be distributed to or that may subsequently be acquired by people who are not executive officers or directors of our company.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of September 30, 2004, the only person known to us to be the beneficial owner of more than five (5%) of our common shares:

Name of Shareholder	No. of Ordinary Shares Owned	Percentage of Outstanding Ordinary Shares
MFC Bancorp Ltd.	50,002	100%

Change in Control of Our Company

To complete the plan of arrangement, we will be distributing our issued and outstanding Ordinary shares, on a post-split basis, to the holders of record of MFC Bancorp common shares. The record date for the purposes of determining the holders of MFC Bancorp common shares entitled to participate in the distribution will be the date which is ten business days following the effective date of this registration statement. The distribution will be made to the holders of MFC Bancorp common shares on a pro rata basis by way of a reduction in MFC Bancorp's stated capital.

The following table sets forth persons we believe will be the beneficial owners of more than five (5%) of our issued and outstanding Ordinary shares after the proposed stock split and distribution of our Ordinary shares to the shareholders of MFC Bancorp pursuant to the plan of arrangement.

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Peter Kellogg	3,141,550(2)	20.2%(2)
New Image Investments Co. Ltd.(3)	1,870,000	10.2%

(1)             Based on 15,551,588 common shares of MFC Bancorp issued and outstanding as at September 30, 2004, which included 1,870,000 MFC Bancorp common shares held in trust for Trimaine Holdings, Inc., an 83% subsidiary of MFC Bancorp.

(2)             In the public filings made by Peter Kellogg with respect to his shares in MFC Bancorp, Mr. Kellogg disclaims beneficial ownership of 2,821,550 of such MFC Bancorp common shares, or approximately 18.1% of the issued and outstanding MFC Bancorp common shares.

(3) New Image Investments Company Limited owns 83% of the common shares of Trimaine Holdings, Inc., a public company. Trimaine Holdings, Inc. currently owns 1,870,000 common shares of MFC Bancorp.

Upon the consummation of the stock split and distribution of our Ordinary shares to the shareholders of MFC Bancorp pursuant to the plan of arrangement, there will be approximately 15,551,588 shares issued and outstanding of our company, the same number of MFC Bancorp common shares (which include 1,870,000 MFC Bancorp common shares held in trust for the 83% subsidiary of MFC Bancorp) as at the record date for the proposed distribution.

Interest of Insiders in Material Transactions

None of the following persons has any material interest, direct or indirect, in any transaction during the preceding two years or in any proposed transaction which materially affected or will materially affect our company or our subsidiaries:

(a)	our company's directors or senior officers;

(b)	any shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of our company; or

(c)	any associate or affiliate of any of the foregoing persons.

B. Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions since formation of our company to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

The distribution agreement between Kasese Cobalt Company and Danzas relating to the sale and distribution of Kasese Cobalt Company's cobalt cathodes was entered into in 2004. Pursuant to the distribution agreement, for an initial term ending on December 31, 2014 and with three successive automatic renewal terms of two years each, Kasese Cobalt Company has granted Danzas exclusive world-wide rights to market and sell Kasese Cobalt Company's entire production of cobalt metal broken cathodes, currently totalling approximately 720 tonnes per year, at a purchase price of $12 per pound, plus 50 percent of the difference between $12 per pound and the net selling price attained by Danzas from its customers, but not less than the minimum purchase price of $10 per pound. Kasese Cobalt Company has assigned the portion of the net selling price that exceeds $12 per pound to be applied to repayment of the Kasese Cobalt Company's debt payable to us in the principal amo unt of approximately $140.0 million as at December 31, 2003. This distribution agreement will be assigned to our company upon completion of the plan of arrangement. To September 30, 2004, Kasese Cobalt Company has paid Danzas the total amount of approximately $1.4 million.

Danzas has also entered into a sales contract with MFC Commodities under which MFC Commodities is responsible for world sales, sales financing and production performance of Kasese Cobalt Company for a fee of $1.50 per pound sold.

The distribution agreement and the sales contract are considered a related party transaction because Danzas is a wholly-owned subsidiary of MFC Commodities GmbH, which in turn is a subsidiary of MFC Bancorp. MFC Bancorp owns all of our Ordinary shares until the completion of the distribution of our shares to the shareholders of MFC Bancorp pursuant to the plan of arrangement.

C. Interests of Experts and Counsel

None of the named experts or counsellors employed on a contingent basis owns shares in the company or its subsidiaries or has a material, direct or indirect economic interest in the company or that depends on the offering.

ITEM 8 - Financial Information

A. Consolidated Statements and Other Financial Information

Our financial statements, except for those of 4025776 Canada Inc., are stated in United States dollars and are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information for 4025776 Canada Inc. has been prepared in accordance with Canadian generally accepted accounting principles.

Financial Statements filed as part of this registration statement:

Financial Statements of Blue Earth Refineries Inc. for the years ended June 30, 2004 and 2003 reported on by Peterson Sullivan PLLC

Auditor's Report of Independent Registered Public Accounting Firm dated September 3, 2004

Consolidated Balance Sheets as at June 30, 2004 and 2003

Consolidated Statements of Operations for the years ended June 30, 2004 and 2003

Consolidated Statements of Changes in Shareholder's Equity for the years ended June 30, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended June 30, 2004 and 2003

Notes to Consolidated Financial Statements

Financial Statements of 4025776 Canada Inc. for the period August 1, 2003 throughJune 30, 2004 reported on by Peterson Sullivan PLLC

Report of Independent Registered Public Accounting Firm dated September 3, 2004

Consolidated Balance Sheet as at June 30, 2004

Consolidated Statement of Operations for the period August 1, 2003 through June 30, 2004

Consolidated Statement of Changes in Shareholder's Equity for the period August 1, 2003 through June 30, 2004

Consolidated Statement of Cash Flows for the period August 1, 2003 through June 30, 2004

Notes to Consolidated Financial Statements

Legal Proceedings

There are no legal proceedings to which our company is a party and, to our knowledge, no such proceedings are pending.

There are no material legal proceedings to which Kasese Cobalt Company is a party and, to our knowledge, no such proceedings are pending. There are lawsuits conducted by Newmont Australia in the name of Kasese Cobalt Company in relation to the original construction of the Kasese Cobalt Company refinery. This conduct was agreed to in the original acquisition agreement from Newmont Australia, and Kasese Cobalt Company has received a full indemnity from Newmont Australia if the conduct of such legal proceedings causes any loss to Kasese Cobalt Company. We have not received any information which leads us to question the ability and intent of Newmont Australia to continue to provide the indemnification. To date, Newmont Australia has not paid any amounts to and there are no amounts payable to Kasese Cobalt Company and all costs and proceeds of those legal proceedings are for the account of Newmont Australia. Our management does not believe that Kasese Coba lt Company is subject to any possible loss in connection with the legal proceedings brought by Newmont Australia.

There are no legal proceedings to which 36569 Yukon is a party and, to our knowledge, no such proceedings are pending.

Dividend Distributions

Our company has not paid our shareholders any dividends since our inception to date. With the recent recommencement of production at Kasese Cobalt Company, we have realized a cash flow. Our board of directors intends to distribute a portion of this cash flow of approximately $1.8 million to our present sole shareholder, MFC Bancorp, prior to the distribution of our Ordinary shares to the shareholders of MFC Bancorp. We also intend to pay cash dividends or distributions on our shares in the foreseeable future.

However, any future payment of dividends or distributions will be determined by the board of directors of our company on the basis of our company's earnings, financial requirements and other relevant factors. Successful operation of the cobalt assets is subject to a number of risks and uncertainties, including those described under the heading "Risk Factors."

B. Significant Changes

Other than the plan of arrangement disclosed in this document commencing at page 14, management of Blue Earth is not aware of any significant changes.

ITEM 10 - Additional Information

A. Share Capital

As of September 30, 2004, the capital of our company consisted of 100,000,000 Ordinary shares without par value and 100,000,000 Class A Preferred shares without par value. As at September 30, 2004 we had 50,002 Ordinary shares and no Preferred shares issued and outstanding.

Our board of directors authorized the alteration of our share capital by resolution on July 7, 2004 from 50,000 undesignated shares with a par value of $1 to 100,000,000 undesignated shares without par value. Our share capital was further altered by directors' resolution on August 13, 2004 from 100,000,000 shares without par value to 100,000,000 Ordinary shares without par value and 100,000,000 Class A Preferred shares without par value. Pursuant to the terms of MFC's plan of arrangement, we intend to complete a stock split that will result in our company having issued and outstanding Ordinary shares equal in number to the issued and outstanding common shares of MFC Bancorp. Our board of directors approved our participation in MFC Bancorp's plan of arrangement by consent resolutions dated December 31, 2003.

B. Memorandum and Articles of Association

Incorporation

We were incorporated in the British Virgin Islands on November 25, 2003 under the name Nature Extrac Limited. We formally changed our corporate name to Blue Earth Refineries Inc. effective July 8, 2004.

Objects and Purposes of our Company

Under our Memorandum of Association, our company's objects and purposes are: (1) to carry on the business of an investment company and for that purpose to acquire and hold either in the name of our company or in that of any nominee share stocks, debentures, debenture stocks, bonds, notes, obligations or securities; (2) to acquire any such share stocks, debentures, debenture stocks, bonds, notes, obligations or securities by original subscription, contract, tender, purchase, exchange underwriting or otherwise and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit; (3) to exercise and enforce all rights and powers conferred by or incident to the ownership of any such share stock obligations or other securities including, without prejudice to the generality of the foregoing, all such powers of veto or control as may be conferred by virtue of the holding by our company of some special proportion of the issued or nominal amount thereof, and to provide managerial and other executive supervisory and consultancy services for or in relation to any company in which our company is interested upon such terms as may be thought fit; (4) to buy, own, hold, subdivide, lease, sell, rent, prepare building sites, construct, reconstruct, alter, improve, decorate, furnish, operate, maintain, reclaim or otherwise deal with and/or develop land and buildings and otherwise deal in real estate in all its branches, to make advances upon the security of land or houses or other property or any interest therein, and whether erected or in course of erection and whether on firm mortgage or charge or subject to a prior mortgage or mortgages or charge or charges, and to develop land and buildings as may seem expedient but without prejudice to the generality of the foregoing; (5) to carry on the business of traders and merchants of any kind, nature or description, and the sale or rendering of related products and services, and the employment of the necessary personnel therefor; (6) without prejudice to the generality of the foregoing paragraphs: to carry on the business of franchising; to purchase, sell, exchange, lease, manage, hold, trade, invest in all kinds of movable or immovable property, merchandise, commodities, effects, products, services of any kind, nature or description, to carry out any type of commercial or financial operation, to receive and/or pay royalties, commissions and other income or outgoings of any kind, to purchase, construct, charter, own, operate, manage, administer transport vessels of any kind and their appurtenances and related services and agencies; to sell or render related services and employ the necessary personnel therefor; (7) to buy, sell, underwrite, invest in, exchange or otherwise acquire, and to hold, manage, develop, deal with and turn to account any bonds, debentures, shares (whether fully paid or not), stock options, commodities, futures, forward contracts, notes or securities of governments, states, municipalities, public authorities or public or private limited or unlimited companies in any part of the world, precious metals, gems, works of art and other articles of value, and whether on a cash or margin basis and including short sales, and to lend money against the security of any of the aforementioned property; (8) to borrow or raise money from, but not restricted to, banks by the issue of debentures, debenture stock (perpetual or terminable), bonds, mortgages, or any other securities founded or based upon all or any of the assets or property of our company or without any such security and upon such terms as to priority or otherwise as our company shall think fit; (9) to engage in any other business or businesses whatsoever, or in any act or activity, which are not prohibited under any law for the time being in force in the British Virgin Islands; and (10) to do all such other things as are incidental to, or our company may think conducive to, the attainment of all or any of the above objects.

Under our Memorandum, our company has no power to: (1) carry on business with persons resident in the British Virgin Islands; (2) own an interest in real property situate in the British Virgin Islands, other than a lease referred to in paragraph (e) of subsection (2) of the International Business Companies Act (British Virgin Islands), which states that a company will not be treated as carrying on business with persons resident in the British Virgin Islands by reason that it holds a lease of property for use as an office from which to communicate with shareholders or where books and records of the company are prepared or maintained; (3) carry on banking or trust business, unless it is licensed under the Banks and Trust Companies Act, 1990 (British Virgin Islands); (4) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorising it to carry on that business; (5) carry on the business of company management unless it is licensed under the Company Management Act, 1990 (British Virgin Islands); or (6) carry on the business of providing the Registered Office or the Registered Agent for companies incorporated in the British Virgin Islands.

Directors' Powers

The business of our company is managed by our directors who may exercise all the powers of our company that are not required to be exercised by our shareholders, subject to any delegation of such powers as may be authorised by our Articles.

Our directors may entrust to and confer upon any director or officer any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such powers. Our directors may delegate any of their powers to committees consisting of such directors as they think fit.

Our directors may at any time, by power of attorney, appoint any company, firm or person or body of persons to be the attorney or attorneys of our company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by our directors under our Articles) and for such period and subject to such conditions as they may think fit. Any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as our directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him or her.

Any of our directors who is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at our directors meetings and of transacting any of the business of our directors.

Our directors are authorised to open and operate bank accounts with banks or any similar institutions of their choice anywhere in the world. All cheques, promissory notes and other negotiable instruments and all receipts for monies paid to our company, shall be signed or otherwise executed in such manner as our directors shall from time to time by resolution determine.

Our directors may exercise all the powers of our company to borrow money and to mortgage or charge our undertakings, property and uncalled capital to issue debentures and other securities whenever money is borrowed or as security for any debt or obligation of our company or of any third party.

Our continuing directors may act notwithstanding any vacancy on the board of directors, provided that if the number of our directors shall have been fixed at two or more persons and by reason of vacancies having occurred among our directors there remains only one continuing director, that person would be authorised to act alone only for the limited purpose of appointing another director.

Conflicts of Directors

A director of our company may be or become a director or officer of, or otherwise interested in any company promoted by our company. No such director is accountable for any remuneration or other benefits received by him or her as a director or officer or from his or her interest in the other company. Our directors may also exercise the voting powers conferred by the shares in any other company held or owned by our company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolutions appointing them directors or officers of the other company, or voting or providing for the payment of remuneration to the directors or officers of the other company. A director of our company may vote in favour of the exercise of such voting rights, notwithstanding that the director may be, or be about to become, a director or officer of the other company, and as such in any other manner is, or may be, interested in the exercise of such voting rights.

No director of our company will be disqualified by his or her office from contracting with our company. In addition, any contract or arrangement entered into by or on behalf of our company in which any director is in any way interested will not be voided for that reason alone, and the interested director will not be liable to account to our company for any profit realised by him or her from the contract or arrangement, by reason only of the director's involvement with our company as a director. However, the director must declare the nature of his or her interest at the meeting of our directors at which the proposed contract or arrangement is first raised. If a director subsequently becomes interested in a contract or arrangement involving our company, the director must forthwith advise our company in writing of the nature of his or her interest. A director may be counted as one of a quorum upon a motion in respect of any contract or arrangement which he or she shall make with our company, or in which he or she is interested, and may vote upon the motion.

Share Rights

Subject to the provisions of our company's Articles, our directors have the power to offer, allot, grant options over or otherwise dispose of our unissued shares to such persons at such times and for such consideration, and upon such terms and conditions as our directors may determine.

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in our company may be issued with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as our directors may from time to time determine.

Subject to the provisions of the International Business Companies Act (British Virgin Islands) in this regard, shares may be issued on the terms that they are redeemable, or, at the option of our company, liable to be redeemed on such terms and in such manner as our directors before or at the time of the issue of the shares may determine.

Our directors may also redeem any such share at a premium.

If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our company is being wound up, be varied with the consent in writing of the holders of not less than fifty-one percent of the issued shares of that class and of the holders of not less than fifty-one percent of the issued shares of any other class of shares which may be affected by such variation.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Except as required by law, no person shall be recognised by our company as holding any share upon any trust, and our company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by our Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof by the registered holder.

Meetings

Our directors may convene meetings of our shareholders at such times and in such manner and places as our directors consider necessary or desirable, and may be compelled to convene such a meeting upon the written request of our shareholders holding more than 50 percent of the votes attaching to the outstanding shares in our company.

Our directors must provide at least seven days notice of a meeting of our shareholders, specifying the place, the day and the hour of the meeting and the nature of the business to be conducted.

A meeting of our shareholders will be deemed to have been validly held, notwithstanding that it is held in contravention of the requirement to give notice as set out in our Articles, if notice of the meeting is waived by ninety percent of the votes of all shares having a right to attend and vote at the meeting.

The inadvertent failure of our directors to give notice of a meeting to one or more of our shareholders or to the agent or attorney as the case may be, or the fact that a shareholder or such agent or attorney has not received the notice, does not invalidate the meeting.

No business can be transacted at any meeting unless a quorum of our shareholders is present at the time when the meeting proceeds to business. A quorum consists of the holder or holders present in person or by proxy of not less than one third of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting will be dissolved.

The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

At any meeting a resolution put to the vote of the meeting must be decided on a show of hands by simple majority unless a poll is demanded: (i) by the Chairman; or (ii) by any shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all of our shareholders having the right to vote at the meeting.

If a poll is duly demanded, it must be taken in such manner as the Chairman directs, and the result of the poll will be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

In the case of an equality of votes, whether on a show of hands, or on a poll, the Chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, will be entitled to a second or casting vote.

Limitations on Ownership of Securities

There are no limitations on the right to own securities of our company by non-resident or foreign shareholders imposed either by the International Business Companies Act (British Virgin Islands), our Memorandum or our Articles.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Change in Control

There are no provisions in our Memorandum, our Articles or the International Business Companies Act (British Virgin Islands) that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

Ownership Threshold

There are no provisions in our Memorandum, our Articles or in the International Business Companies Act (British Virgin Islands) governing the threshold above which shareholder ownership must be disclosed. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require us to disclose, in this registration statement on Form 20-F, holders who own more than 5% of our issued and outstanding shares.

Changes in the Capital of the Company

Our directors have the power to issue any class or series of shares that our company is authorised to issue in its capital, original or increased, with or subject to any designations, powers, preferences, rights, qualifications, limitations and restrictions. Our company may by resolution of our shareholders or directors, amend or modify any of the conditions contained in our Memorandum or our Articles and increase or reduce the capital of our company in any way permitted by law.

C. Material Contracts

With the exception of the contracts listed below, we have not entered into any material contracts during the last twenty-four months.

1.     Arrangement Agreement dated as of July 13, 2004 among MFC Bancorp, Sutton Park, our company, New Sutton Canco, New Nature Canco, and the related plan of arrangement.

2.     Transfer Agreement made as of December 31, 2003 between our company and Sutton Park.

3.     Distribution Agreement dated June 5, 2004 between Kasese Cobalt Company and Danzas relating to the sale and distribution of Kasese Cobalt Company cobalt cathodes.

4.     Trust Indenture dated August 8, 2003 between 36569 Yukon and Thurn & Taxis Capital Management AG in respect of €10,000,000 variable rate secured income debentures due 2013.

D. Exchange Controls

There are no restrictions on foreign exchange in the Territory of the British Virgin Islands.

E. Taxation

Canadian Federal Income Taxation

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder in force on the date hereof, any proposals to amend the Income Tax Act (Canada) previously announced by the Federal Minister of Finance and counsel's understanding of the current administrative and assessing policies of the Canada Revenue Agency. This description is not exhaustive of all Canadian federal income tax consequences and does not anticipate any changes in law, whether by legislative, governmental or judicial action, other than the tax proposals, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

This summary is of a general nature only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder of MFC Bancorp common shares. Accordingly, holders of MFC Bancorp common shares should consult their own tax advisors for advice with respect to the Canadian income tax consequences to them of MFC's plan of arrangement.

The Distribution of Blue Earth Ordinary Shares and Reduction of Stated Capital of MFC Bancorp

Holders of MFC Bancorp common shares who receive Ordinary shares of Blue Earth pursuant to MFC Bancorp's plan of arrangement will not be subject to tax in Canada in respect of such distribution. In accordance with the plan of arrangement, the stated capital account of MFC Bancorp for corporate purposes and the paid-up capital account of MFC Bancorp for purposes of the Income Tax Act (Canada)

will both be reduced by approximately CAN$85,076,241, subject to adjustments, and such amount will be applied to the distribution of the Blue Earth Ordinary shares. The distribution will not constitute a dividend but, instead, a non-taxable distribution for purposes of the Income Tax Act (Canada).

Reduction in Cost Base of MFC Common Shares

As noted above, the paid-up capital of the issued MFC Bancorp common shares will be reduced as a consequence of the arrangement by approximately CAN$85,076,241, subject to adjustments. Having regard to the number of MFC Bancorp common shares anticipated to be issued and outstanding at the effective date of the plan of arrangement, the reduction in paid-up capital of the MFC Bancorp common shares, calculated on a per share basis, will be approximately CAN$5.47 per share, subject to adjustments.

Holders of MFC Bancorp common shares who receive Blue Earth Ordinary shares pursuant to the plan of arrangement will be required to reduce the adjusted cost base of each MFC Bancorp common share held at the time of the plan of arrangement by the amount by which the paid-up capital of each MFC Bancorp common share is reduced (i.e. approximately CAN$5.47 per share, subject to adjustments) as a result of the plan of arrangement.

The adjusted cost base of each MFC Bancorp common share held by a shareholder at any particular time, will be the average adjusted cost base to him of all shares owned at that time.

Adjusted Cost Base of Blue Earth Ordinary Shares

The adjusted cost base of the each Blue Earth Ordinary share distributed to a holder of MFC Bancorp common shares pursuant to the plan of arrangement will be approximately CAN$5.47 per share, subject to adjustments, which is equal to the fair market value of each Blue Earth Ordinary share on the effective date of the plan of arrangement.

Dividends Received From Blue Earth

After the distribution of the Blue Earth Ordinary shares, dividends paid by Blue Earth to any shareholders resident in Canada will be treated differently under the Income Tax Act (Canada) than dividends those shareholders might have previously received from MFC. The full amount of any dividends received by a Canadian resident shareholder of Blue Earth will be required to be included in the recipient shareholder's income for the taxation year in which the dividend is received. A Canadian resident shareholder who is an individual will not be entitled to claim the federal dividend tax credit in respect of dividends received from Blue Earth.

Generally speaking, a foreign tax credit will be available under the Income Tax Act (Canada) to Canadian resident shareholders in respect of any withholding taxes paid and not otherwise deducted when computing income.

United States Federal Income Taxation

The following is a general discussion of the material United States federal income tax consequences which may be applicable to a US holder of MFC Bancorp common shares who holds such shares as capital assets and receives Ordinary shares of Blue Earth pursuant to the distribution of such shares by MFC Bancorp pursuant to its plan of arrangement. This discussion does not address all relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below and excluded from the definition of a US holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based on sections of the Internal Revenue Code of 1986, as amended, treasury regulations, published Internal Revenue Service rulings, published administrative portions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of MFC Bancorp common shares, and no opinion or representation with respect to the US federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of MFC Bancorp common shares should consult their own tax advisors about federal, state, local and foreign tax consequences of receiving Blue Earth Ordinary shares pursuant to the distribution.

As used herein, a “US holder” includes a holder of MFC Bancorp common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for US tax purposes and any other person or entity whose ownership of MFC Bancorp common shares is effectively connected with the conduct of a trade or business in the United States. A US holder does not include persons subject to special provisions of US federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

The distribution of the Blue Earth Ordinary shares by MFC Bancorp will not qualify as a tax-free distribution under the Internal Revenue Code. However, MFC Bancorp expects that no part of the distribution will be treated as a taxable dividend. A US holder of MFC Bancorp common shares who receives Blue Earth Ordinary shares pursuant to the distribution will be treated as if such shareholder had received a distribution in an amount equal to the fair market value of the Blue Earth Ordinary shares received, which will result in:

1.     A taxable dividend to the extent of such shareholder's pro rata share of MFC Bancorp's current and accumulated earnings and profits as calculated under US tax laws and regulations. Each shareholder will include that portion of the distribution which is a taxable dividend in gross income, taxable as ordinary income. Although MFC Bancorp presently cannot determine with any certainty whether it will have current or accumulated earnings and profits in the year of the distribution, it does not expect that it will have any current or accumulated earnings and profits;

2.     A reduction in such shareholder's cost basis in MFC Bancorp common shares to the extent that the fair market value of Blue Earth Ordinary shares received exceeds such shareholder's pro rata share of the current or accumulated earnings and profits. Generally, a shareholder's adjusted cost base for MFC Bancorp common shares will be equal to the shareholder's purchase cost of such shares; and

3.     A capital gain to the extent that the market value of Blue Earth Ordinary shares exceeds both such shareholder's pro rata share of current or accumulated earnings and profits and such shareholder's cost basis in MFC Bancorp common shares.

After the distribution of Blue Earth shares, a US holder of such Blue Earth shares will generally be taxed on future distributions in a manner similar to that described above for US holders of MFC Bancorp common shares. That is, a distribution will generally be taxed as follows: first, as a taxable dividend to the extent of the shareholder's pro rata share of Blue Earth's current or accumulated earnings and profits; second, as a return of capital and reduction of the shareholder's basis in the Blue Earth shares to the extent the distribution exceeds the shareholder's pro rata share of current or accumulated earnings and profits; and third, as capital gain to the extent the distribution exceeds both the shareholder's pro rata share of current or accumulated earnings and profits and such shareholder's cost basis in Blue Earth shares.

Foreign Tax Credit

The following is a general discussion of certain possible United States federal foreign income tax credits under current law, generally applicable to a US holder of MFC Bancorp common shares who holds such shares as capital assets. This discussion does not address all relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law, such as those described below and excluded from the definition of a US holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

A US holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of MFC Bancorp common shares may be entitled, at the option of the US holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the US holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US holder's United States income tax liability that the US holder's foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders of MFC Bancorp common shares should consult their own tax advisors regarding their individual circumstances.

After the distribution of Blue Earth shares, a US holder of such Blue Earth shares will generally be entitled to a foreign tax credit, or may elect to claim a deduction, for any foreign taxes paid or withheld in connection with a distribution with respect to the ownership of Blue Earth shares in a manner similar to that discussed above for US holders of MFC Bancorp common shares.

Passive Foreign Investment Company

The following is a general discussion of certain possible United States federal income tax consequences generally applicable to a US holder of a passive foreign investment company. This discussion does not address all relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law and excluded from the definition of a US holder. The company has not made a determination as to whether it would be considered a passive foreign investment company.

If a US holder disposes of shares in a passive foreign investment company, any resultant gain will be subject to a tax that is determined by apportioning the gain pro rata over the entire holding period of the shares. The amount of gain that is apportioned to the current year, and to any pre-1987 holding period, is included in the US holder's current income.

The tax on the amount apportioned to any prior years beginning with 1987 is calculated using the highest tax rate in each applicable year. In addition, interest compounded daily is charged on the tax due for each prior year from the due date of the return for the respective year to the due date for the current year. The interest rate is set quarterly. The US holder's current year tax is increased by the special tax and interest on amounts apportioned to prior years.

A US holder can avoid this special tax and interest charge by making a permanent election to treat a passive foreign investment company as a “qualified electing fund” and to report in each year thereafter such shareholder's pro rata share of the ordinary earnings and net capital gains of a passive foreign investment company. If the election is not made in the first year that the US holder owns the shares, a special election would have to be made to cleanse the effect of the prior year's holding periods.

These rules apply similarly to distributions from a passive foreign investment company that would be considered excess distributions. Complex rules govern the determination of applicable gains and excess distributions, the calculation of the amounts allocated pro rata to prior years, the resultant tax and applicable interest, and the qualified electing fund elections whether as pedigreed or non-pedigreed. Holders and prospective holders of common shares of a passive foreign investment company should consult their own tax advisor regarding their individual circumstances.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF ACQUIRING THE ORDINARY SHARES OF OUR COMPANY.

F. Dividends

Our company has not paid our shareholders any dividends since our inception to date. With the recent recommencement of production at Kasese Cobalt Company, we have realized a cash flow. Our board of directors intends to distribute a portion of this cash flow of approximately $1.8 million to our present sole shareholder, MFC Bancorp, prior to the distribution of our Ordinary shares to the shareholders of MFC Bancorp. We also intend to pay cash dividends or distributions on our shares in the foreseeable future. However, any future payment of dividends or distributions will be determined by the board of directors of our company on the basis of our company's earnings, financial requirements and other relevant factors. Successful operation of the cobalt assets is subject to a number of risks and uncertainties, including those described under the heading "Risk Factors."

G. Experts

The consolidated financial statements of our company as of June 30, 2004 included in this registration statement have been audited by Peterson Sullivan PLLC, Independent Registered Public Accounting Firm, of 2300 Two Union Square, 601 Union Street, Seattle, Washington 98101 USA, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H. Documents on Display

Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at HTTP://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong SAR, China.

The documents concerning our company may also be viewed at the offices of our corporate solicitors, Clark, Wilson, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1, during normal business hours.

I. Subsidiary Information

As at September 30, 2004, our subsidiaries are as follows:

Name	Jurisdiction of Organization	Owner of Interests	Shareholding of the Owner of Interests
Blue Earth Refineries (Canada) Inc.	Yukon, Canada	Blue Earth Refineries Inc.	100.0%
Kasese Cobalt Company Limited	Uganda	Blue Earth Refineries Inc.	75.0%

ITEM 11 - Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks from changes in foreign currency exchange rates which may affect our results of operations and financial condition and, consequently, our fair value. We manage these risks through internal risk management policies.

Many of our strategies are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

Foreign Currency Exchange Rate Risk

Our reporting currency is the United States dollar. We hold an income debenture due 2013, representing a principal amount of approximately €4,242,000 issued by our equity method investee, as well as a Canadian dollar receivable from the investee under a credit facility as at June 30, 2004. A depreciation of the Euro and Canadian dollar against the United States dollar will decrease the fair value of our financial instrument assets. An appreciation of the Euro and Canadian dollar against the United States dollar will increase the fair value of our financial instrument assets. The following table provides information about our exposure to foreign currency exchange rate fluctuations for the carrying amount of the investment that may be sensitive to such fluctuations as at June 30, 2004 and expected cash flows from these instruments.

As at June 30, 2004 (in thousands)
			Expected Cash Flow(1)
	Carrying Value	Fair Value	2005	2006	2007	2008	2009	Thereafter
Equity method investments(2)	$6,088	$6,412	$--	$1,483	$--	$--	$--	$8,564

    (1)        Including interest.
    (2)        Consisting of debt securities and advances.
    (3)        Assuming the advances will be paid off at the end of the second year.

PART III

ITEM 17 - Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18 - Financial Statements

Financial Statements filed as part of the registration statement:

Financial Statements of Blue Earth Refineries Inc. for the years ended June 30, 2004 and 2003 reported on by Peterson Sullivan PLLC

Report of Independent Registered Public Accounting Firm dated September 3, 2004

Consolidated Balance Sheets as at June 30, 2004 and 2003

Consolidated Statements of Operations for the years ended June 30, 2004 and 2003

Consolidated Statements of Changes in Shareholder's Equity for the years ended June 30, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended June 30, 2004 and 2003

Notes to Consolidated Financial Statements

Financial Statements of 4025776 Canada Inc. for the period August 1, 2003 through June 30, 2004 reported on by Peterson Sullivan PLLC

Report of Independent Registered Public Accounting Firm dated September 3, 2004

Consolidated Balance Sheet as at June 30, 2004

Consolidated Statement of Operations for the period August 1, 2003 through June 30, 2004

Consolidated Statement of Changes in Shareholder's Equity for the period August 1, 2003 through June 30, 2004

Consolidated Statement of Cash Flows for the period August 1, 2003 through June 30, 2004

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholder
Blue Earth Refineries Inc.

We have audited the accompanying consolidated balance sheets of Blue Earth Refineries Inc. and Subsidiary as of June 30, 2004 and 2003, and the related consolidated statements of operations, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and Subsidiary as of June 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Peterson Sullivan PLLC

Seattle, Washington
September 3, 2004

BLUE EARTH REFINERIES INC.

CONSOLIDATED BALANCE SHEETS
June 30, 2004 and 2003
(U.S. Dollars, In Thousands)

	2004	2003
ASSETS
Current Assets
Cash	$17	$160
Due from Danzas Corporation	886	--
Accounts receivable	204	525
Inventories	4,378	1,479
Prepaid expenses	849	280

Total current assets
	6,334	2,444
Long-term Assets
Investment in and advances to an equity method investee	6,088	--
Due from Kilembe Mines Ltd; net of allowance for doubtful
accounts of $1,634 for both 2004 and 2003	--	--
Property, plant and equipment, net	42,861	44,484

	48,949	44,484

	$55,283	$46,928

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable	$1,040	$496
Due to MFC Commodities GmbH	1,439	--

Total current liabilities	2,479	496
Rehabilitation Provision	700	439

Total liabilities	3,179	935
Minority Interest	--	--
Shareholder's Equity
Common stock, par value at issuance $1; 100,000,000 shares
authorized; 50,000 issued and outstanding at
June 30, 2004 and 2003	50	50
Additional paid-in capital	55,086	48,498
Retained deficit	(3,032)	(2,555)

Total shareholder's equity	52,104	45,993

	$55,283	$46,928

The accompanying notes are an integral part of these consolidated financial statements

BLUE EARTH REFINERIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2004 and 2003
(U.S. Dollars, In Thousands, Except Earnings Per Share)

	2004	2003
Sales of cobalt	$5,019	$1,048
Sales of power	404	427
Cost of operations	(3,737)	(552)

Gross profit	1,686	923
General and administrative expenses	1,728	1,185
Rehabilitation expense	(261)	(6)

Operating loss	(303)	(268)
Other
Loss from an equity method investee	(500)	--
Other income	326	434
Interest expense	--	(2,721)

Loss before provision for income taxes	(477)	(2,555)
Provision for income taxes	--	--

Net loss	$(477)	$(2,555)

Loss per common share, basic and diluted	$(9.54)	$(51.10)

The accompanying notes are an integral part of these consolidated financial statements

BLUE EARTH REFINERIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended June 30, 2004 and 2003
(U.S. Dollars, In Thousands)

	Common Stock
	Number of Shares	Amount	Additional Paid-In Capital	Retained Deficit	Total
Issuance of common stock	500	$--	$--	$--	$--
Contribution of investment in KCCL, at carrying
value, for common stock	49,500	50	48,498	--	48,548
Net loss	--	--	--	(2,555)	(2,555)

Balance at June 30, 2003	50,000	50	48,498	(2,555)	45,993
Contribution of investment in and advances to an equity
method investee, at carrying value	--	--	6,588	--	6,588
Net loss	--	--	--	(477)	(477)

Balance at June 30, 2004	50,000	$50	$55,086	$(3,032)	$52,104

The accompanying notes are an integral part of these consolidated financial statements

BLUE EARTH REFINERIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2004 and 2003
(U.S. Dollars, In Thousands)

	2004	2003
Cash flows from operating activities
Net loss	$(477)	$(2,555)
Adjustments for:
Loss from equity method investee	500	--
Gain on sale of properties	--	(44)
Depreciation	1,698	516
Changes in operating assets and liabilities
Due from Danzas Corporation	(886)	--
Accounts receivable	321	1,381
Inventories	(2,899)	6
Prepaid expenses	(569)	(90)
Accounts payable	544	250
Due to MFC Commodities GmbH	1,439	--
Rehabilitation provision	261	6

Net cash flows from operating activities	(68)	(530)
Cash flows from investing activities
Purchases of capital assets	(75)	--
Proceeds from sale of properties	--	44
Cash acquired from purchase of subsidiary	--	646

Net cash flows from investing activities	(75)	690

Increase (decrease) in cash	(143)	160
Cash, beginning of year	160	--

Cash, end of year	$17	$160

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars, In Thousands, Except Per Share Amounts)

Note 1. The Company and Summary of Significant Accounting Policies

The Company

Blue Earth Refineries Inc. and subsidiary (“the Company”) is in the cobalt refining business. It is a wholly-owned subsidiary of Sutton Park International Limited, which is itself a wholly-owned subsidiary of MFC Bancorp Ltd. (“MFC”). The Company was incorporated in the Territory of the British Virgin Islands (“BVI”) on November 25, 2003, under the name Nature Extrac Limited. The Company formally changed its name to Blue Earth Refineries Inc. effective July 8, 2004.

The Company's most significant cobalt operations are through its 75%-owned subsidiary, Kasese Cobalt Company Ltd. (“KCCL”), a Ugandan corporation. KCCL operates a cobalt processing plant located in southwest Uganda that recovers the cobalt contained in a pyrite stockpile from a former copper mine. KCCL's metal refining operations involve the bioleaching of the pyrite concentrate, solvent extraction of the dissolved cobalt, and recovery through electrowinning. KCCL also owns a hydroelectric power station that provides some of the power for the cobalt processing facility and occasionally generates excess power for sale to a Uganda government power company. KCCL is 25%-owned by the Government of Uganda through Kilembe Mines Ltd. (“KML”). Further, the Company has a 49% interest in a Canadian corporation which is also in the cobalt refining business.

The Company is subject to the risks of operating in Uganda. These include risks associated with the political and economic environment, foreign currency exchange, changes in legislation, availability of electrical power and adverse weather conditions. The economy of Uganda differs significantly from the economies of North American and European nations in such respects as structure, level of development, resource allocation, self-sufficiency, rate of inflation and the level of development and enforcement of existing laws. The Company has sole access to a cobalt stockpile which is located at the processing facility site under an agreement with KML. The agreement is to expire in June 2012 unless KCCL elects to extend it for an additional maximum of 25 years. However, KCCL may terminate the agreement at any time. At present, there are no potential competing users for the stockpile. KCCL is subject to a labor union agreement which is to expire in December 2005. The Company's revenues are also subject to risk due to the cyclical nature of the international market for cobalt and the production capability of the processing plant.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its majority-owned subsidiary. Investments in entities where the Company owns at least a 20% voting interest, but does not have control, are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated.

There were no material expenses incurred by either MFC or Sutton Park International Limited on behalf of the Company during the years ended June 30, 2004 and 2003.

Cash

The Company regularly maintains cash balances in financial institutions in excess of insured limits. Interest paid on a cash basis was nil for the years ended June 30, 2004 and 2003. The Company did not pay income taxes.

Accounts Receivable

Accounts receivable are due from customers and are stated at their principal balances net of any allowance for credit losses. Receivables are considered past due on an individual basis based on the terms of the sale contract.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management's best estimate of the losses in the Company's credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from receivables but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for doubtful accounts may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

Specific provisions are established on an individual receivable basis. A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management's overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery. Management has determined that no allowance is necessary for receivables at June 30, 2004 or 2003, other than $1,634 for a receivable from KML.

Inventories

Inventories are comprised of spare parts and materials and cobalt, work in progress and finished goods. Spare parts and materials are stated at the lower of weighted-average cost or replacement cost. Work in progress is stated at the lower of weighted-average production cost or net realizable value of their finished products less additional costs to complete. Finished goods are stated at the lower of weighted average production cost or net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. All depreciable assets are depreciated, net of residual value, over the estimated life of the stockpile located at the processing plant site on a units-of-production basis except where the useful life of a depreciable asset is less than the life of the stockpile. In that case, depreciation is recorded on a straight-line basis over its useful life (there were no such assets at June 30, 2004 and 2003). The units-of-production basis is applied utilizing the tonnage of the stockpile concentrate fed to the plant in relation to the estimated stockpile reserve tonnage. Based on engineering estimates of the stockpile reserves and expected production capacity, all buildings and equipment are estimated to be fully depreciated in early 2012.

The Company reviews the carrying value of its property, plant and equipment annually. These assets are evaluated by comparing the undiscounted future net cash flows against their current carrying values. When the cash flows and other factors demonstrate an impairment of an asset, the Company will write down the carrying value of that asset to estimated fair value. Operational considerations include the projected operating cost structure, future capital requirements and estimates of the plant life based on the concentrate stockpile reserves. Management believes no impairment losses have occurred.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management's estimates are made in accordance with mining industry practice, and actual results could differ from those estimates.

Rehabilitation Provision

The Company has established an asset retirement obligation ("ARO") for the eventual rehabilitation of the KCCL project site. Depreciation associated with the ARO (and the related accretion expense) is being recognized over the expected term of the KCCL project.

Revenue Recognition

Cobalt revenue is recognized when it is shipped from the plant, title has passed, the amount of revenue is fixed, agreed or determinable, and collectibility is reasonably assured. Power revenue is recognized as power is delivered, the amount of revenue is fixed, agreed or determinable, and collectibility is reasonably assured.

Cobalt sales are reported on a net revenue basis (less sales agent and distributor commissions) since the sales agent establishes the sales price to customers and the distributor acts as the primary obligor in the arrangement.

Foreign Currency Translation

The Company translates non-U.S. dollar assets and liabilities of its subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average rate of exchange throughout the year. Unrealized gains or losses from these translations are reported as a separate component of comprehensive income. Transaction gains (losses) amounting to $(10) and $114 for the years ended June 30, 2004 and 2003, respectively, are included in general and administrative expenses in the consolidated statements of operations. The functional and reporting currency of KCCL is the U.S. dollar; thus, there is no translation adjustment for the years ended June 30, 2004 and 2003. Translation adjustments for the Company's Canadian equity method investee were not material and have not been recorded in these consolidated financial statements. Translation adjustments in future years for the equity method investee, including the carrying value of intercompany advances and debentures, will be reported as a separate component of comprehensive income.

Taxes on Income

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities. There are no dilutive potential common shares outstanding and the weighted average number of common shares was 50,000 for 2004 and 2003. The Company has not issued any stock options or warrants. Further, the Company authorized 100 million shares of preferred stock at no par value; no shares have been issued or preferences determined.

New Accounting Standards

Statement of Financial Accounting Standards (“SFAS”) No. 149 amends existing standards on derivatives (effective for derivatives entered into or modified after June 30, 2003). SFAS No. 150 gives guidance on the accounting for certain financial instruments with characteristics of both liabilities and equity (effective for financial instruments entered into after May 31, 2003). Financial Accounting Standards Board Interpretation No. 46 requires consolidation of certain variable interest entities (effective for fiscal years ending after December 15, 2003). These new standards do not have an effect on the Company's consolidated financial statements.

Note 2. Contributions of Capital

In December 2003, Sutton Park International Limited transferred its investment in KCCL to the Company at carrying value. In accordance with SFAS No. 141, “Business Combinations,” the operations of KCCL have been reflected in these consolidated financial statements since August 2002, the date of acquisition of KCCL by Sutton Park International Limited. The Company had no operations prior to this date which eliminated the need for year ended June 30, 2002, amounts in these consolidated financial statements.

At the time of Sutton Park International Limited's acquisition of KCCL in August 2002, KCCL had an outstanding note payable to a third party amounting to approximately $137,725. The note had an interest rate of approximately 5.5%. In December 2002, Sutton Park International Limited purchased the note from the third party. Both the note and the shares of KCCL were transferred to the Company by Sutton Park International Limited. The interest expense included in the 2003 statement of operations includes interest on the note at the time the note was held by the third party.

Sutton Park International Limited also transferred its 49% interest in and its advances to an equity method investee to the Company at carrying value. The investee owns a cobalt refinery in Ontario, Canada. The equity loss from this investee has been reflected in these consolidated financial statements since August 2003, the date of acquisition of the investee by Sutton Park International Limited.

Note 3. Inventories

	2004	2003
Spare parts and materials	$2,770	$1,479
Work in progress, cobalt	862	--
Finished goods, cobalt	746	--

	$4,378	$1,479

Note 4. Property, Plant and Equipment

	2004	2003
Buildings	$1,000	$1,000
Equipment	44,075	44,000

	45,075	45,000
Accumulated depreciation	(2,214)	(516)

	$42,861	$44,484

Note 5. Rehabilitation Provision

	2004	2003
Balance, beginning of year	$439	$433
Additional liabilities based on producction	81	6
Accretion expense	180	--

Balance, end of year	700	439

Note 6. Income Taxes

Income (loss) before income taxes for the years ended June 30 includes the results of operations in Uganda and the Company's share of loss from the equity method investee. The Company is not required to pay income tax in BVI. However, KCCL is subject to income tax in Uganda. A reconciliation of the provision for income taxes calculated at the statutory rates to the provision in the consolidated statements of operations is as follows for the years ended June 30:

	2004	2003
Loss before income taxes	$(477)	$(2,555)

Computed (provision for) benefit from income taxes at statutory
rates in BVI	$--	$--
(Increase) decrease in taxes resulting from:
Permanent differences	(307)	1,336
Valuation allowance	307	(1,336)

Provision for income taxes	$--	$--

The tax effect of temporary differences in Uganda that give rise to significant components of deferred tax liabilities and assets are as follows for the years ended June 30:

	2004	2003
Allowance for doubtful accounts	$490	$490
Rehabilitation provision	210	132
Deferred income tax asset, non-capital tax loss carryforwards
in Uganda	49,414	49,787
Other	(38)	(26)

	50,076	50,383
Valuation allowance	(50,076)	(50,383)

Net deferred income tax asset	$--	$--

Management believes that, due to the cyclical nature of its operations and other risks, the Company's available tax loss carryforwards in Uganda may not be utilized. Therefore, the resulting tax benefit has been fully reserved at June 30, 2004 and 2003. At June 30, 2004, the Company had estimated accumulated non-capital losses in Uganda of $164,715 that do not expire.

Note 7. Fair Value of Financial Instruments

The Company's short-term financial instruments comprising cash, receivables, and accounts payable are carried at cost which, due to their short-term nature, approximates their fair value.

Note 8. Equity Method Investee

The investee's Canadian cobalt refinery is not operating, however, the Company and the other current owners expect to begin operating the refinery in the near-term. Sutton Park International Limited has agreed to provide up to $4,475 in a credit facility against which $1,245 has been advanced and $71 in interest expense was accrued. Interest on this credit facility accrues monthly at the Royal Bank of Canada prime rate plus 3% (resulting in a rate of 6.75% at June 30, 2004). Principal and interest are due on demand. The note is secured by the equity method investee's refinery assets. Also, another owner has provided a credit facility of up to $3,729 against which $1,243 was advanced.

The original purchase of the cobalt refinery was financed mostly by the issuance of debentures payable. Sutton Park International contributed its interest in the debentures to the Company at a carrying value of $5,343. These debentures have a stated principal balance in euros of 4,242 (amount is in thousands of euros). The debentures are secured by the equity method investee's refinery assets. Interest on the debentures accrues at the three-month LIBOR rate plus 3% (resulting in a rate of 5.12% at June 30, 2004). Interest is to be paid each March 31 provided the equity method investee reaches certain levels of operating cash flow, as defined by the debenture agreement. The debentures are due in August 2013.

The Company's share of the results of operations of the investee have been included in these consolidated financial statements since August 2003. Financial information for the period August 1, 2003 through June 30, 2004 on the investee is summarized as follows (amounts have been converted to U.S. dollars from Canadian dollars at the exchange rate at June 30, 2004):

Results of operations
Revenues	$--
Net loss	(1,354)
Financial position
Current assets	$44
Total assets	13,484
Current liabilities	3,240
Total liabilities	14,838
Shareholders' deficiency	(1,354)

The Company's reported loss from this equity method investee is $500, which includes the Company's 49% share of the investee's loss less $163 of unrealized intercompany interest expense.

Note 9. Transactions with Affiliates

In 2004, the Company entered into an exclusive distribution agreement for an initial term ending December 31, 2014, with Danzas Corporation ("Danzas") to sell all of the cobalt produced by KCCL. Danzas has no other distribution agreements with the Company's competitors, and the agreement has no minimum sales requirements. Danzas has an agreement with its parent corporation, MFC Commodities GmbH ("MFCC"; a subsidiary of MFC), whereby MFCC is to act as Danzas' sales agent. MFCC is to be paid a fee of $1.50 per pound of cobalt it sells. The Company incurred fee expense of $530 to MFCC for the year ended June 30, 2004. Eighty-five and fifteen percent of the Company's 2004 cobalt sales were made to third party customers in Switzerland and the United Kingdom, respectively. Seventy-three and twenty-seven percent of the Company's 2003 cobalt sales were made to third party customers in China and Germany, respectively. Further, Danzas retains 50% of the net cobalt sales proceeds in excess of $12.00 per pound under terms of the distribution agreement. The amount retained by Danzas for the year ended June 30, 2004, was $776 and Danzas owes the Company $886 in net cobalt sales proceeds at June 30, 2004, which will be paid in the normal course.

KML owes the Company $1,634 in an unsecured loan which is payable through forfeiture of any future dividends which may be payable by KCCL. This amount was fully reserved because of the uncertainty that KCCL will pay dividends.

The Company has an amount due to MFCC in the amount of $1,439 at June 30, 2004, primarily for the purchase of supplies and materials. During the year ended June 30, 2004, the Company purchased supplies and materials amounting to $1,500 from MFCC, which is expected to be paid in the normal course. No such transactions occurred with MFCC in the prior year.

Note 10. Commitments and Contingencies

In December 2003, the Company agreed to sell 360 tonnes of cobalt at a price of $17.20 per pound to a single third party customer. As of June 30, 2004, 140 tonnes had been delivered and the remaining amount under this commitment is expected to be delivered in the near-term.

KCCL is also required to pay royalties amounting to 2% of cobalt sales to the Geological Survey of Mines of Uganda. The Company charges to cost of sales the royalty amounts as incurred; $98 and nil were incurred during the years ended June 30, 2004 and 2003, respectively.

KCCL is required to pay royalties to a third party equal to 10% of net cash flow, as defined in the royalty agreement, resulting from operations of the KCCL cobalt processing plant up to an aggregate maximum of $10,000. The Company will charge to cost of sales the royalty amounts as incurred. As of June 30, 2004, no amounts have been incurred under this agreement.

The Company is subject to litigation in the normal course of business. Management believes the resolution of these matters, individually or in aggregate, will not have a material adverse impact on our financial position, results of operations, or liquidity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholders
4025776 Canada Inc.

We have audited the accompanying consolidated balance sheet of 4025776 Canada Inc. and Subsidiary as of June 30, 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for the period August 1, 2003, through June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and Subsidiary as of June 30, 2004, and the results of their operations and their cash flows for the period August 1, 2003, through June 30, 2004, in conformity with Canadian generally accepted accounting principles.

/s/ Peterson Sullivan PLLC

Seattle, Washington
September 3, 2004

4025776 CANADA INC.

CONSOLIDATED BALANCE SHEET
June 30, 2004
(Canadian Dollars, In Thousands)

ASSETS
Current Assets
Cash	$51
Other	7

58
Property and Equipment	18,016

$18,074

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$10
Accrued interest payable to shareholders	1,001
Notes payable to shareholders	3,335

4,346
Debentures Payable to Shareholders	15,543
Shareholders' Equity
Common stock, $0.01 par value; 16,367 shares
authorized; issued and outstanding 16,202	--
Retained deficit	(1,815)

(1,815)

$18,074

The accompanying notes are an integral part of these consolidated financial statements

4025776 CANADA INC.

CONSOLIDATED STATEMENT OF OPERATIONS
For the Period August 1, 2003, through June 30, 2004
(Canadian Dollars, In Thousands, Except Earnings Per Share)

Revenue	$--
Cost of operations	--

Operating income	--
General and administrative expenses	1,089

(1,089)
Other
Interest expense	(1,001)
Other income	275

(726)

Loss before provision for income taxes	(1,815)
Provision for income taxes	--

Net loss	$(1,815)

Loss per common share
Basic and diluted	$(112.02)

The accompanying notes are an integral part of these consolidated financial statements

4025776 CANADA INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Period August 1, 2003, through June 30, 2004
(Canadian Dollars, In Thousands)

	Common Stock
	Number of Shares	Amount	Retained Deficit	Total
Issuance of shares	16,202	$--	$--	$--
Net loss	--	--	(1,815)	(1,815)

Balance at June 30, 2004	16,202	$--	$(1,815)	$(1,815)

The accompanying notes are an integral part of these consolidated financial statements

4025776 CANADA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period August 1, 2003, through June 30, 2004
(Canadian Dollars, In Thousands)

Cash flows from operating activities
Net loss	$(1,815)
Adjustments for:
Unrealized exchange loss	329
Changes in operating assets and liabilities
Other assets	(7)
Accounts payable	10
Accrued interest payable	1,001

Net cash flows from operating activities	(482)
Cash flows from investing activities
Business acquisition	(2,500)
Additions to property and equipment	(302)

Net cash flows from investing activities	(2,802)
Cash flows from financing activities
Proceeds from notes payable	3,335

Increase in cash	51
Cash, beginning of period	--

Cash, end of period	$51

Noncash transaction:
Issuance of debentures payable for property
and equipment	$15,214

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Canadian Dollars, In Thousands)

Note 1. The Company and Summary of Significant Accounting Policies

The consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles applicable in Canada.

The Company

4025776 Canada Inc. and Subsidiary ("the Company") are Canadian corporations in the cobalt refining business. The Company's shares are owned by the following companies:

Sutton Park International Limited and 4025750 Canada Inc.	49%
(collectively, "Sutton Park")
First Equity Securities AG ("First Equity")	45
Holinger Asset Management AG	3
Gemarfin SA	3

100%

The Company's only operations are through its wholly-owned subsidiary, 36569 Yukon Inc. (“36569 Yukon”). 36569 Yukon operates a cobalt processing facility located in Ontario, Canada. The facility produces cobalt compounds utilizing environmentally compatible and commercially proven technologies. The facility is not currently operating, however, management expects to begin operations during the next fiscal year.

The Company is subject to the risks of operating a cobalt refinery. These include risks associated with metal price and demand fluctuations, environmental factors, production capabilities, adequacy of supplies of basic materials, and the availability of financing.

The Company was incorporated in April 2002 but had no operations, assets or liabilities until it acquired 36569 Yukon in August 2003. Therefore, these consolidated financial statements do not reflect amounts prior to August 2003.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company regularly maintains cash balances in financial institutions in excess of insured limits. Interest paid on a cash basis was nil, and the Company did not pay income taxes.

Property and Equipment

Property and equipment is recorded at cost, which includes the cost of renewals and betterments. Depreciable assets are depreciated, net of residual value, over their estimated useful lives. The estimated useful lives of the buildings and equipment are 10 to 16 years. Plant and equipment assets are not depreciated until they are put into use.

The Company reviews the carrying value of its capital assets annually. These assets are evaluated by comparing the undiscounted future net cash flows against their current carrying values. When the cash flows and other factors demonstrate an impairment of an asset, the Company will write down the carrying value of that asset to estimated fair value. Operational considerations include projected operating cost structure, future capital requirements and estimates of the useful life.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the sale of cobalt products when it is shipped from the plant, title has passed, the amount of revenue is fixed, agreed or determinable, and collectibility is reasonably assured.

Foreign Currency Transactions

Transaction (losses) that arose from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency amounting to $(329) for the period ended June 30, 2004, have been included in general and administrative expenses in the consolidated statement of operations.

Taxes on Income

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in these consolidated financial statements. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses to be carried forward to future years for tax purposes that are likely to be realized using expected tax rates in which the temporary differences are expected to be recovered or settled.

Earnings Per Share

Basic earnings per share is determined by dividing net income or loss applicable to common shares by the average number of common shares outstanding for the period. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted as well as convertible debt computed under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company's common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. However, such potential dilution is not recognized in a loss period. The Company had no stock options, warrants or convertible debt outstanding at June 30, 2004.

For purposes of the earnings per share calculations, the weighted average number of common shares outstanding (basic and diluted) were 16,202 for the year ended June 30, 2004.

New Canadian Accounting Standards

There is a standard which requires that all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. This standard is applicable for fiscal years beginning on or after April 1, 2004. The Company does not expect that adoption of this standard will have a material impact on its results from operations or financial position.

There are two standards which describe what constitutes Canadian generally accepted accounting principles (“GAAP”) and its sources, and provide guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. These standards clarify what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The Company does not expect any significant impact on its financial statements with the adoption of these new standards.

In December 2003, new disclosure requirements for pensions and other employee future benefits were issued. The new required disclosure includes items such as a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation, and the details of the plan asset by major category. As the Company does not have such plans, it does not expect that adoption of the new disclosure requirements will have a material impact on its results from operations or financial position.

There is a standard which provides guidance for consolidation of variable interest entities. The consolidation requirement in the standard will be effective for annual periods beginning on or after November 1, 2004. The Company does not expect that adoption of this standard will have a material impact on its results from operations or financial position.

Note 2. Acquisition

In August 2003, the Company acquired cobalt refining assets from another company which constituted a business. The acquisition was made consistent with the Company's plans to process and sell cobalt. The aggregate purchase price was $17,714 and consisted of cash in the amount of $2,500 and debentures payable amounting to $15,214. The debentures are payable to the Company's shareholders and are secured by the Company's property and equipment. Interest on the debentures accrues at the three-month LIBOR rate plus 3% (resulting in a rate of 5.12% at June 30, 2004). Interest is to be paid each March 31 provided the Company reaches certain levels of operating cash flow, as defined by the indenture. The debentures are due in August 2013. Accrued interest amounted to $800 at June 30, 2004.

The aggregate purchase price was allocated to land at $1,725 and building and equipment at $15,989 based on the relative fair values of the assets acquired.

Proforma information relating to results of operations as if the acquisition had taken place in the prior year cannot be determined. The seller was in receivership and the necessary information for this part of the seller company was not available.

Note 3. Property and Equipment

Land	$1,725
Buildings	$250
Equipment	16,041

$18,016

Note 4. Notes Payable to Shareholders

The Company has entered into a credit facility with Sutton Park that allows the Company to draw up to $6,000 to finance operations and capital acquisitions. Interest accrues monthly at the Royal Bank of Canada prime rate plus 3% (6.75% at June 30, 2004). Principal and interest are due on demand. The note is secured by capital assets. Amounts drawn on the facility amounted to $1,668 at June 30, 2004, and interest incurred amounted to $107.

The Company also entered into a credit facility with First Equity that allows the Company to draw up to $5,000 to finance operations and capital acquisitions. Interest accrues monthly at the Royal Bank of Canada prime rate plus 3% (6.75% at June 30, 2004). Principal and interest are due on demand. The note is secured by capital assets. Amounts drawn on the facility amounted to $1,667 at June 30, 2004, and interest incurred amounted to $94.

Note 5. Income Taxes

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Canada to the provision in the consolidated statements of operations is as follows:

Loss before income taxes	$(1,815)

Computed benefit from income taxes at statutory rates	$617
Change in valuation allowance	(617)

Provision for income taxes	$--

The tax effect of temporary differences that give rise to significant components of future tax liabilities and assets are as follows for the year:

Foreign exchange loss	$113
Future income tax asset, non-capital tax loss carryforwards in
Canada	504

617
Valuation allowance	(617)

Net future income tax asset	$--

Management believes that, due to the cyclical nature of its operations and other risks, the Company's available tax loss carryforwards may not be utilized prior to their expiration dates. Therefore, the resulting tax benefit has been fully reserved.

The Company has estimated accumulated non-capital losses in Canada of $1,484 that expire in 2011.

Note 6. Fair Value of Financial Instruments

The Company's short-term financial instruments comprising cash and accounts payable are carried at cost which, due to their short-term nature, approximates their fair value. The Company's notes payable and income debentures are carried at cost which, due to their being held by shareholders and the market rate of interest incurred, approximates their fair value.

Note 7. United States Generally Accepted Accounting Principles

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. There are no reconciling items between Canadian and United States generally accepted accounting principles for the Company.

New United States Accounting Standards

Statement of Financial Accounting Standards (“SFAS”) No. 149 amends existing standards on derivatives (effective for derivatives entered into or modified after June 30, 2003). SFAS No. 150 gives guidance on the accounting for certain financial instruments with characteristics of both liabilities and equity (effective for financials instruments entered into after May 31, 2003). Financial Accounting Standards Board interpretation No. 46 requires consolidation of certain variable interest entities (effective for fiscal years ending after December 15, 2003). These new standards do not have an effect on the Company's consolidated financial statements.

INDEPENDENT AUDITOR'S REPORT

To the Director and Shareholders
Blue Earth Refineries Inc.

Our report on the consolidated financial statements of Blue Earth Refineries Inc. is included on page 66 of this Form 20-F. In connection with our audits of such financial statements, we have also audited the related financial statement schedule II of this Form 20-F.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Peterson Sullivan PLLC

Seattle, Washington
September 3, 2004

BLUE EARTH REFINERIES, INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(U.S. Dollars, In Thousands)
Description	Balance at beginning of period	Additions	Deductions	Balance at end of period
Allowance for receivable from Kilembe Mines Ltd.
Year ended June 30, 2003	$1,634	$ -	$ -	$1,634
Year ended June 30, 2004	$1,634	$ -	$ -	$1,634

ITEM 19 - Exhibits

Exhibits Required by Form 20-F

Exhibit Number	Number Description

1.1	Certificate of Incorporation under The International Business Companies Act (British Virgin Islands) (1)

1.2	Memorandum of Association and Articles of Association (1)

4.1                  Arrangement Agreement dated July 13, 2004 among MFC Bancorp, Sutton Park, Blue Earth, New Sutton Canco, New Nature Canco and 4025750 Canada (1)

4.2                  Distribution Agreement dated June 5, 2004 between Kasese Cobalt Company and Danzas relating to the sale and distribution of Kasese Cobalt Company cobalt cathodes (1)

4.3*                  Trust Indenture dated August 8, 2003 between 36569 Yukon and Thurn & Taxis Capital Management relating to income debentures due 2013

8.1	Significant subsidiaries: (1) Kasese Cobalt Company Limited; (2) Blue Earth Refineries (Canada) Inc.

15.1*	Consents of Peterson Sullivan PLLC, independent public accountants

(1) Incorporated by reference from our Form 20-F filed on October 1, 2004.
* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BLUE EARTH REFINERIES INC.

/s/ Michael J. Smith
Michael J. Smith
President and Secretary

Date: February 24, 2005